Exhibit 1

ANNUAL INFORMATION FORM

In this document, referred to as the “Annual Information Form”, the terms “you” and “your” refer to the shareholder, while “we”, “us”, “our”, “Company” and “Magna” refer to Magna International Inc. and, where applicable, its subsidiaries. We also use the term “Executive Management” to refer, collectively, to our Chief Executive Officer; Chief Financial Officer; Chief Legal Officer; Chief Marketing Officer; Chief Operating Officer - Exteriors, Interiors, Seating, Mirrors, Closures and Cosma; Chief Human Resources Officer; and Chief Technology Officer. All amounts referred to in this Annual Information Form are presented in U.S. dollars unless otherwise stated. In this Annual Information Form, a reference to “fiscal year” is a reference to the fiscal or financial year from January 1 to December 31 of the year stated. Sales figures disclosed in this Annual Information Form have been prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). In this document, references to specific customers include the customers’ operating divisions and subsidiaries, unless otherwise stated. References to our “Circular” refer to our Management Information Circular/Proxy Statement dated March 26, 2014 for our 2014 Annual Meeting of Shareholders to be held on May 8, 2014 (the “Meeting”). The information in this Annual Information Form is current as of March 26, 2014, unless otherwise stated.

FORWARD-LOOKING STATEMENTS

This Annual Information Form contains statements that constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable securities legislation, including but not limited to statements relating to: implementation of our business and capital strategy; future returns of capital to our shareholders through dividends and share repurchases; growth prospects of our business, including through organic growth, acquisitions, joint ventures or as a result of supplier consolidation; operational improvement in our underperforming operations, including in Western Europe and South America; and estimates of future environmental clean-up and remediation costs. The forward-looking information in this Annual Information Form is presented for the purpose of providing information about management’s current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

•	the impact of economic or political conditions on consumer confidence, consumer demand for vehicles and vehicle production;

•	restructuring, downsizing or other significant non-recurring costs, including in our European business;

•	fines or penalties imposed by antitrust and regulatory authorities, including the German Cartel Office;

•	our ability to grow our business with Asian-based customers;

•	continued underperformance of one or more of our operating Divisions;

•	ongoing pricing pressures, including our ability to offset price concessions demanded by our customers;

•	our ability to successfully launch material new or takeover business;

•	shifts in market share away from our top customers;

•	shifts in market shares among vehicles or vehicle segments, or shifts away from vehicles on which we have significant content;

•	risks of conducting business in foreign markets, including China, India, Russia, Brazil, Argentina, Eastern Europe and other non-traditional markets for us;

•	a prolonged disruption in the supply of components to us from our suppliers;

•	shutdown of our or our customers’ or sub-suppliers’ production facilities due to a work stoppage or labour dispute;

•	scheduled shutdowns of our customers’ production facilities (typically in the third and fourth quarters of each calendar year);

•	our ability to successfully compete with other automotive suppliers;

•	a reduction in outsourcing by our customers or the loss of a material production or assembly program;

•	the termination or non-renewal by our customers of any material production purchase order;

•	our ability to consistently develop innovative products or processes;

•	impairment charges related to goodwill and long-lived assets;

•	exposure to, and ability to offset, volatile commodities prices;

•	fluctuations in relative currency values;

•	our ability to successfully identify, complete and integrate acquisitions or achieve anticipated synergies;

•	our ability to conduct sufficient due diligence on acquisition targets;

•	warranty and recall costs;

•	risk of production disruptions due to natural disasters;

•	pension liabilities;

•	legal claims and/or regulatory actions against us;

•	changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses;

•	other potential tax exposures;

•	changes in credit ratings assigned to us;

•	changes in laws and governmental regulations;

•	costs associated with compliance with environmental laws and regulations;

•	liquidity risks as a result of an unanticipated deterioration of economic conditions;

•	our ability to achieve future investment returns that equal or exceed past returns; and

•	the unpredictability of, and fluctuation in, the trading price of our Common Shares.

In evaluating any forward-looking statements in this Annual Information Form, we caution readers not to place undue reliance on any particular statement. Readers should specifically consider the various factors, including those contained under “Section DESCRIPTION OF THE BUSINESS – RISK FACTORS”, which could cause actual events or results to differ materially from those indicated by our forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this Annual Information Form to reflect subsequent information, events, results or circumstances or otherwise.

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1. CORPORATE STRUCTURE

Issuer

We were originally incorporated under the laws of the Province of Ontario, Canada on November 16, 1961. Our charter documents currently consist of articles of amalgamation dated December 31, 2010, which were pursuant to the Business Corporations Act (Ontario).

Our registered and head office is located at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1.

Subsidiaries

A list of our principal subsidiaries and their respective jurisdictions of incorporation as of December 31, 2013 is set out below. Our legal structure (including that of our subsidiaries) is not necessarily indicative of our operational structure.

Parent/subsidiary relationships are identified by indentations. The list shows the percentages of the votes attached to all voting securities, and of each class of non-voting securities, owned by us or over which control or direction is exercised by us. Percentages represent the total equity interest in a subsidiary, which is not necessarily indicative of percentage voting control. Subsidiaries not shown each represent less than 10% of our total consolidated revenues and total consolidated assets (although not all subsidiaries shown necessarily each represent more than 10% of our total consolidated assets and total consolidated sales) and, if considered in the aggregate as a single subsidiary, represent less than 20% of our total consolidated revenues and total consolidated assets.

SUBSIDIARY	VOTING SECURITIES	JURISDICTION OF INCORPORATION
175 Holdings ULC	100%	Alberta
Magna US Holding, Inc.	100%	Delaware
1305290 Ontario Inc.	100%	Ontario
Magna International Investments S.A.	100%	Luxembourg
Magna International Automotive Holding GmbH	100%	Austria
Magna Automotive Europe GmbH	100%	Austria
Magna Automotive Holding AG	100%	Austria
Magna Metalforming AG	100%	Austria
Magna Steyr AG & Co. KG	100%	Austria
Magna Steyr Fahrzeugtechnik AG & Co. KG	100%	Austria
New Magna Investments N.V.	100%	Belgium
Magna Automotive Holding (Germany) GmbH	100%	Germany
Magna Exteriors and Interiors Corp.	100%	Ontario
Magna International (Hong Kong) Limited	100%	Hong Kong
Magna Powertrain Inc.	100%	Ontario
Magna Seating Inc.	100%	Ontario
Magna Structural Systems Inc.	100%	Ontario

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2. GENERAL DEVELOPMENT OF THE BUSINESS

OVERVIEW

We are a leading global automotive supplier with 316 manufacturing operations and 84 product development, engineering and sales centres in 29 countries. Our over 125,000 employees are focused on delivering superior value to our customers through innovative products and processes built on World Class Manufacturing. Our product and service capabilities include:

•	Interior Systems

•	Seating Systems

•	Closure Systems

•	Body and Chassis Systems

•	Vision Systems
•	Exterior Systems

•	Powertrain Systems

•	Roof Systems

•	Electronic Systems

•	Vehicle Engineering & Contract Assembly

Reporting Segments

Our success is directly dependent upon the levels of North American and European (and currently, to a lesser extent, Asian and Rest of World) car and light truck production by our customers. Given the differences between the regions in which we operate, our operations are segmented on a geographic basis. Beginning in the fourth quarter of 2013, our segments consist of North America, Europe, Asia and Rest of World. We maintain management teams in each of our two primary markets, North America and Europe. The role of the North American and European management teams is to manage our interests to ensure a coordinated effort across our different product capabilities. In addition to maintaining key customer, supplier and government contacts in their respective markets, the regional management teams centrally manage key aspects of our operations while permitting the divisions enough flexibility through our decentralized structure to foster an entrepreneurial environment. Our internal financial reporting separately segments key internal operating performance measures between North America, Europe, Asia and Rest of World.

Our external sales by reporting segment for 2013 and 2012 were as follows:

REPORTING SEGMENT	2013	2012
	(U.S. dollars, in millions)
North America	$17,859	$16,241
Europe	14,525	12,563
Asia	1,539	1,188
Rest of World	889	822
Corporate and Other	23	23

Total	$34,835	$30,837

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Geographic Markets and Customers

North America

Our North American production sales accounted for approximately 48% and 50% of our consolidated sales in 2013 and 2012, respectively. Our primary customers in North America in 2013 included BMW, Daimler, Fiat/Chrysler, Ford, General Motors, Honda, Hyundai-Kia, Mazda, Renault-Nissan, Tata Motors, Tesla, Toyota and Volkswagen.

Our top ten North American programs/platforms based on 2013 production sales were:

CAPABILITIES REPRESENTED
CUSTOMER(S)	VEHICLE(S)	BODY & CHASSIS SYSTEMS	INTERIOR SYSTEMS	SEATING SYSTEMS	EXTERIOR SYSTEMS	POWERTRAIN SYSTEMS	VISION SYSTEMS	ELECTRONIC SYSTEMS	CLOSURE SYSTEMS

General Motors	Full-Size SUVs & Pick-up Trucks	¢	¢		¢	¢	¢	¢	¢
Fiat/Chrysler, Volkswagen	Chrysler Town & Country, Dodge Grand Caravan, Lancia Grand Voyager, Ram Cargo Van, VW Routan	¢	¢	¢	¢	¢	¢	¢	¢
General Motors	Buick Enclave, Chevrolet Traverse, GMC Acadia	¢	¢		¢	¢	¢	¢	¢
Fiat/Chrysler	Jeep Grand Cherokee	¢	¢	¢	¢	¢	¢	¢	¢
General Motors	Chevrolet Equinox, GMC Terrain	¢		¢	¢	¢	¢	¢	¢
Ford	Ford Escape	¢		¢	¢	¢	¢	¢	¢
Ford	Ford Fusion, Lincoln MKZ	¢	¢		¢	¢	¢	¢	¢
Daimler	Mercedes-Benz GL-Class, M-Class, R-Class	¢		¢	¢	¢	¢	¢	¢
Ford	Ford Edge, Lincoln MKX	¢		¢	¢	¢	¢	¢	¢
Fiat/Chrysler	Ram Pick-up Trucks	¢	¢	¢	¢	¢	¢	¢	¢

Note: Capabilities represented may not be on each vehicle or each trim level of each vehicle. Additionally, our capabilities in each product area range from components to full systems, only some of which may be represented on any particular program.

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Europe

Our European production and vehicle assembly sales accounted for approximately 38% and 37% of our consolidated sales in 2013 and 2012, respectively. Our primary customers in Europe in 2013 included BMW, Daimler, Fiat/Chrysler, Ford, Geely, General Motors, Hyundai-Kia, PSA Peugeot Citroën, Renault-Nissan, Tata Motors, Toyota and Volkswagen.

Our top ten European programs/platforms based on 2013 production and vehicle assembly sales were:

CAPABILITIES REPRESENTED
CUSTOMER(S)	VEHICLE(S)	ENGINEERING & ASSEMBLY	BODY & CHASSIS SYSTEMS	INTERIOR SYSTEMS	SEATING SYSTEMS	EXTERIOR SYSTEMS	ROOF SYSTEMS	POWERTRAIN SYSTEMS	VISION SYSTEMS	ELECTRONIC SYSTEMS	CLOSURE SYSTEMS
BMW	MINI Countryman, MINI Paceman	¢	¢	¢		¢		¢	¢	¢	¢
Daimler	Mercedes-Benz G-Class	¢		¢		¢	¢	¢	¢	¢
BMW	MINI One/Cooper		¢	¢		¢		¢	¢	¢
Porsche, Volkswagen	Porsche Cayenne, VW Touareg		¢	¢				¢	¢	¢	¢
Daimler	Mercedes-Benz C-Class		¢	¢		¢		¢	¢	¢	¢
Volkswagen	Audi Q5		¢	¢	¢			¢	¢	¢	¢
Daimler	Mercedes-Benz A-Class		¢	¢		¢		¢	¢	¢	¢
Tata Motors	Land Rover Range Rover Evoque			¢		¢		¢	¢	¢
Volkswagen	VW Caddy		¢		¢	¢		¢	¢	¢
Daimler	smart fortwo		¢		¢			¢	¢	¢	¢

Note: Capabilities represented may not be on each vehicle or each trim level of each vehicle. Additionally, our capabilities in each product area range from components to full systems, only some of which may be represented on any particular program.

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Asia

Our Asian production sales accounted for approximately 4% and 3% of our consolidated sales in 2013 and 2012, respectively. Our primary customers in Asia in 2013 included BMW, Brilliance Auto, Chang’an Motors, Chery Automobile, Daimler, Fiat/Chrysler, First Automobile Works, Ford, Geely, General Motors, Honda, Hyundai-Kia, Isuzu Motors, PSA Peugeot Citroën, Renault-Nissan, Suzuki, Toyota and Volkswagen.

Rest of World

Our Rest of World production sales accounted for approximately 2% and 3% of our consolidated sales in 2013 and 2012, respectively. Our primary customers in Rest of World in 2013 included Daimler, Fiat/Chrysler, Ford, General Motors, Renault-Nissan and Volkswagen.

Customer Concentration

Worldwide sales to our six largest customers represented the following proportions of our consolidated sales in 2013 and 2012:

CUSTOMER	2013	2012
General Motors	18%	19%
Fiat/Chrysler	15%	15%
BMW	14%	13%
Ford	13%	13%
Volkswagen	12%	12%
Daimler	11%	11%
Other	17%	17%

Total	100%	100%

RECENT TRENDS IN THE AUTOMOTIVE INDUSTRY

A number of general trends have been impacting the automotive industry and our business in recent years, and are expected to continue, including the following:

Prevalence of Vehicles Built From High-Volume Global Vehicle Platforms

Automobile manufacturers continue to increase the range of vehicles built from high-volume global platforms, allowing automobile manufacturers to: realize economies of scale; remain competitive; differentiate their vehicles for different markets; expand the number of market segments in which they compete; respond to lifestyle trends; and meet the tastes of consumers. The prevalence of global vehicle platforms provides Tier 1 automotive suppliers increased opportunities to supply larger volumes of products which may be common across multiple vehicles built from the same platform. However, the consolidation of platforms to fewer global platforms may increase warranty/recall risks and amplify the impact on suppliers of failing to win programs built from global platforms.

Growth of the Automotive Industry Outside of Our Traditional Markets

The local demand for vehicles in China, Brazil, India, Eastern Europe and other growing markets outside of North America and Western Europe continues to increase. This increasing local demand has helped boost the local automotive industry in these countries and has attracted investments in manufacturing from North American, European and Asian-based automobile manufacturers, through stand-alone investments and/or joint ventures with local partners. More recently, there has been increasing migration of component and vehicle design, development and engineering to certain of these markets. Automotive suppliers have followed and will likely continue to follow the expansion of automobile manufacturers into these regions. While this expansion may provide new opportunities for automotive suppliers, it may also result in exposure to a number of risks of conducting business in such markets.

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Growth of B to D Vehicle Segments

The local demand for vehicles in growing markets consists primarily of demand for sub-compact (B segment), compact (C segment) and mid-size (D segment) cars. Automobile manufacturers that have established product offerings in these vehicle segments, and their preferred suppliers, will likely have an advantage in realizing the opportunities available in these higher growth vehicle segments.

Governmental Regulation and Enforcement

The automotive industry is subject to greater governmental regulation seeking to promote higher corporate average fuel economy, reduce carbon dioxide (CO2) emissions, improve vehicle safety and increase vehicle recyclability. While increased regulation generally presents new challenges for the automotive industry, it may also provide new revenue opportunities for automotive suppliers that produce and market new products and technologies.

In addition to greater regulation, the automotive industry has in recent years been the subject of increased government enforcement of antitrust and competition laws, particularly by the United States Department of Justice and the European Commission. Currently, we are aware of investigations being conducted in a number of automotive product areas.

Increasing Consumer Demand For, and Industry Focus On, Fuel-Efficient and Environmentally-Friendly Vehicles

Elevated fuel prices, growing consumer awareness of environmental issues and other factors have increased consumer demand for vehicles that are more fuel-efficient and environmentally-friendly. As a result, automobile manufacturers are becoming increasingly focused on the development and manufacture of hybrid, electric and other alternative-energy vehicles. This trend is also manifesting itself in the increased use of materials such as aluminum, plastic, advanced high-strength steels and other materials which are designed to reduce vehicle weight and increase fuel efficiency. Automotive suppliers which emphasize technological innovation and broad product capabilities are expected to benefit from the growing demand for these features.

Growth of Cooperative Arrangements

In order to achieve economies of scale and defray development costs, competing automobile manufacturers continue to enter into cooperative alliances and arrangements relating to: shared purchasing of components; joint engine, powertrain and/or platform development and sharing; and other forms of cooperation. Cooperation among competing automobile manufacturers is expected to continue.

Growth of Electronics in Vehicles

The importance of electronics in the automotive value chain has been increasing in recent years as automobile manufacturers seek to replace vehicle functions traditionally performed using mechanical hardware with electric and electronically controlled alternatives. This trend is being driven largely by automotive manufacturers’ weight reduction and fuel efficiency initiatives. Automotive suppliers that possess sophisticated electric and electronics capabilities are expected to benefit from this accelerating trend. However, the growth of electric/electronic components and systems in vehicles may increase warranty/recall risks, including if the complexity of such products makes repair or replacement more costly.

Supplier Consolidation

Consolidation in the automotive supply industry is driven by a number of factors, including: periodically weak economic conditions; manufacturing over-capacity; significant capital investments required in the automotive sector; continued growth in global platforms; sourcing strategies of automobile manufacturers and their efforts to optimize the stability of their supply chains; and the scale advantages of larger suppliers. This trend is expected to continue in the future, and could intensify, particularly during periods of economic deterioration.

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Pricing Pressures

Automobile manufacturers continue to seek ways to reduce their costs of producing vehicles as competition for market share intensifies. In addition to seeking cost efficiencies in their own production, marketing and administrative structures, automobile manufacturers have placed significant pressure on automotive suppliers to reduce the price of their components, assemblies, modules and systems. This pricing pressure has historically come in different forms, including:

•	long-term agreements containing pre-determined price reductions for each year of a vehicle production program;

•	retroactive incremental price reductions and annual price reduction demands above and beyond those contained in any long-term agreement;

•

pressure to absorb more design and engineering costs previously paid for by the automobile manufacturer and to recover these costs through amortization in the piece price of the particular components designed or engineered by the supplier;

•	pressure to assume or offset commodities cost increases, including for steel and resins;

•	refusal to increase the price paid for supplier products to fully offset inflationary cost increases in the manufacturing process; and

•	pressure to own and/or capitalize tooling and recover these costs through amortization in the piece price of the components produced by this tooling.

In many cases, automotive suppliers bear the risk of not being able to fully recover the design, engineering and tooling costs in circumstances where vehicle production volumes are lower than anticipated or programs are terminated early. In addition, automobile manufacturers continue to request that their automotive suppliers bear the cost of the repair and replacement of defective products that are either covered under the automobile manufacturers’ warranty and/or are the subject of a recall, including in situations where the automobile manufacturer has directed the purchase of sub-components from their preferred suppliers.

Some of these trends may present risks to our operations, profitability and/or financial condition. These risks are described in detail under “Section 3. DESCRIPTION OF THE BUSINESS – RISK FACTORS”, which all readers are strongly encouraged to consider carefully.

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OUR BUSINESS STRATEGY

Our Board of Directors (“Board”) is responsible for overseeing our long-term strategy and allocating capital through a capital expenditures budget which supports the strategic priorities approved by the Board, as well as our product and program commitments to our customers. Through our strategy, we seek to strengthen our position as a leading global automotive supplier and generate sustainable growth in order to create long-term shareholder value. The elements of our strategy include the operational and growth priorities discussed below.

Operational Priorities

The operational priorities underlying our business strategy include:

Accelerated Focus on Innovation and Technology

We seek to be recognized by our customers as an industry leader in product, process and materials innovation. In order to help achieve this strategic goal, we intend to continue to direct significant resources to commercialize new products and processes which will provide additional value to our customers in such areas as:

•	weight reduction or “light-weighting”;

•	fuel efficiency and reduced emissions;

•	active and passive safety; and

•	comfort, convenience and vehicle connectivity.

For a description of our research and development process and recent innovations, see “Section 3. DESCRIPTION OF THE BUSINESS – Research and Development”.

World Class Manufacturing

Our goal is to be recognized as a leader in “World-Class Manufacturing”. Our global operating units have embraced this goal and we are committed to achieving “best in class” performance in all areas of manufacturing at each of our operating Divisions globally. We monitor our progress in achieving our goal of world-class manufacturing using an assessment process similar to that used by our customers in evaluating their suppliers, supplemented with elements we view as critical to achieving world-class manufacturing in accordance with our Operational Principles.

Leadership Development

A key element of the success of our business remains our ability to attract, retain and develop skilled personnel to match the pace of our global growth. We have implemented and continue to enhance our Leadership Development System to help identify, train and develop future leaders with the skills and expertise needed to manage a complex, global business.

Focus on Operational Improvement

We continue to place strong emphasis on making adjustments to our existing manufacturing footprint to strengthen our competitive position and turning-around underperforming Divisions, particularly in Western Europe and South America. In Europe, we continue to implement our restructuring plans in order to address current conditions in the European automotive industry, including restructuring actions of our customers, and to remain cost competitive over the long-term. In certain of our South American operations, we continue to face, and attempt to mitigate, inflationary cost increases that are having an adverse impact on our operating results for our Rest of World segment.

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Growth Priorities

Enhancing our Capital Structure

We have returned significant amounts of capital to our shareholders in recent years in the form of dividends and share repurchases. In order to enhance the efficiency of our capital structure and continue to create shareholder value, we intend to reduce the amount of cash on our balance sheet from current levels, including by continuing to return appropriate amounts of capital to shareholders, while modestly increasing our debt. We have targeted an Adjusted Debt ratio of 1.0 – 1.5 times EBITDAR (Earnings before Interest, Taxes, Depreciation, Amortization, and Rent Costs) by the end of 2015. We believe achieving this target will increase the efficiency of our capital structure while enabling us to continue to maintain high investment grade rating. We expect this will allow us to continue to maintain a strong financial position with sufficient liquidity to operate our business effectively throughout the business cycle. In addition, it is expected to provide us further flexibility to invest for organic growth and make prudent acquisitions.

Organic Growth and M&A

We expect that our future expansion will continue to occur primarily through organic growth. However, we continue to consider acquisition opportunities that allow us to: expand our customer base; strengthen our position in priority product areas or facilitate entry into new product areas; expand in growing geographic markets; or acquire innovative technologies. Additionally, we regularly evaluate our existing product capabilities and, in some cases, we may exit product areas where our competitive position is not sufficiently strong or our level of investment return does not justify continued investment. We may also exit product areas where we believe that our capital resources could be better utilized elsewhere, including through the pursuit of acquisition opportunities. For a description of the acquisitions we have completed in the past three fiscal years, see “RECENT DEVELOPMENTS IN OUR BUSINESS – Acquisitions and Divestitures”.

Pursuing Business on Global Vehicle Platforms

The proliferation of global vehicle platforms and increased platform and component sharing among automobile manufacturers requires global suppliers with financial strength and capability to support automobile manufacturers’ regional product development activities and produce common products simultaneously in multiple regions around the world. We believe that our strong financial position, operational scale, technological know-how and global customer relationships support us in realizing the opportunities presented by the growth in global platforms and component sharing.

Focus on Growing Markets

In recognition of the fact that much of the future growth potential in the automotive industry lies in growing markets outside of North America and Western Europe, we will continue to focus on markets that have or are expected to become key regions for vehicle production, including China, Brazil, India, Eastern Europe and other non-traditional markets for us. This strategy allows us to support the global needs of our traditional North American and European customers and to make inroads with other customers. While emphasizing growing markets, we remain focused on ensuring that we can successfully compete in products that can be manufactured globally to take advantage of the continuing trend towards building higher volumes of vehicles from single global platforms.

Diversifying our Automotive Sales Base

Although we sell to all of the world’s largest automobile manufacturers and are present in all significant automobile producing regions in the world, a substantial proportion of our business has traditionally been with the Detroit 3 automobile manufacturers in North America (General Motors, Fiat/Chrysler and Ford) and the German-based automobile manufacturers in Western Europe (BMW, Daimler and Volkswagen). Although we aim to maintain and grow our business with our traditional customers, we seek to further diversify our sales, as profitable opportunities arise, as follows:

Region:	by increasing the proportion of our business in non-traditional markets for us,

Customer:	by increasing the proportion of our business with an expanded customer base, including with Asian-based automobile manufacturers, and

Vehicle Segment:	by increasing the proportion of our business in the B to D (sub-compact to mid-size car) segments.

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We aim to further diversify our sales base in coming years by: continuing to demonstrate our technical capabilities; pursuing new programs from our customers, with particular emphasis on global platforms and expansion in non-traditional markets; and pursuing takeover business to take advantage of consolidation and cooperation in the automotive supply industry. At the same time, we seek to protect our position in our traditional markets through innovation in technology, processes and products.

Creating Long-Term Shareholder Value

We believe that success in executing the elements of our strategy discussed above, together with the following actions will help us continue to create long-term shareholder value:

•

reinforcing our commitment to conducting business in a legal and ethical manner, as embodied in our Employee’s charter, our Operational Principles and our Code of Conduct and Ethics (the “Code of Conduct”);

•	reinforcing our unique, decentralized, entrepreneurial corporate culture;

•	maintaining our executive compensation system which directly links executive compensation and corporate performance, as measured by profitability;

•	maintaining our employee equity participation and profit sharing plans;

•	allocating capital resources strategically; and

•	continuing to focus on growing our earnings.

OPERATING STRUCTURE AND PRINCIPLES

Decentralization

We follow a corporate policy of functional and operational decentralization, which we believe increases flexibility, customer responsiveness and productivity. Our manufacturing and assembly operations are conducted through Divisions, each of which is an autonomous business unit operating within pre-determined guidelines. Each Division is a separate profit center under the authority of a general manager who has the discretion to determine rates of pay, hours of work and sources of supply, within the framework of our Corporate Constitution, our Employee’s Charter, our Operational Principles and our corporate policies. Given the differences between the regions in which we operate, our Divisions are aligned by geographic region in each of our product areas. We maintain management teams in each of our two primary markets, North America and Europe. The role of the North American and European management teams is to manage our interests to ensure a coordinated effort across our different product capabilities. In addition to maintaining key customer, supplier and government contacts in their respective markets, the regional management teams centrally manage key aspects of our operations while permitting our Divisions enough flexibility through our decentralized structure to foster an entrepreneurial environment. These regional management teams are also supported by corporate teams in each region that provide support and assistance with respect to specific functional areas. Our Executive Management team allocates capital, coordinates our mergers and acquisitions and strategic alliances strategy, ensures customer and employee satisfaction and manages succession planning. Executive Management also interfaces with the investment community and is responsible for our long-term strategic planning and future growth, as well as monitoring the performance of the management of our product-areas.

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Operating Principles

We are committed to a number of operating principles, including employee equity participation and profit sharing, incentive-based management compensation and an employee charter. See “Section 3. DESCRIPTION OF THE BUSINESS – HUMAN RESOURCES”.

RECENT DEVELOPMENTS IN OUR BUSINESS

Acquisitions and Divestitures

We have completed a number of acquisitions, divestitures, financings and securities/corporate transactions in the last three years, including those listed below. None of these acquisitions constitute “significant acquisitions” within the meaning of such term in National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators.

2013

In November 2013, we acquired the remaining 49% interest of Textile Competence Centre Kft, a textile plant in Germany for cash consideration of $9 million.

2012

In December 2012, we acquired ixetic Verwaltungs GmbH (“ixetic”), a manufacturer of automotive vacuum, engine and transmission pumps, which has operations in Germany, Bulgaria and China as well as representation in Brazil, India, Japan and the United States. The purchase price for the ixetic acquisition was $395 million (net of $64 million cash acquired). ixetic has sales primarily to BMW, Daimler, Volkswagen, Schaeffler, ZF, Ford, Fiat/Chrysler, Renault-Nissan and Toyota.

In October 2012, we acquired from a joint venture partner, the remaining 50% interest in STT Technologies Inc. (“STT”), a leading supplier of transmission and engine related oil pumps with operations in Canada and Mexico. The consideration paid for the STT acquisition was $42 million in cash (net of $13 million cash acquired).

In August 2012, we acquired the controlling 27% interest in Magna E-Car Systems L.P. (“E-Car”) from a company affiliated with the Stronach Group. The consideration for the E-Car acquisition was $56 million in cash (net of $19 million in cash acquired). The purchase was reviewed, negotiated and approved by our independent directors with the benefit of independent legal advice from Fasken Martineau DuMoulin LLP, independent financial advice from TD Securities Inc. (“TD”) and an independent valuation prepared by PricewaterhouseCoopers LLP (“PwC”). The purchase price represented the midpoint of the valuation range determined by PwC. In addition, TD delivered a fairness opinion to the independent directors to the effect that the transaction is fair, from a financial point of view, to Magna.

In June 2012, we re-acquired an interior systems operation (the “Business”) located in Germany that we had previously sold in 2011. The re-acquisition of the Business resulted in acquired cash of $19 million (net of $1 million cash paid).

In January 2012, we acquired BDW technologies group (“BDW”), a structural casting supplier of aluminium components, which has operations in Germany, Poland and Hungary. BDW has sales primarily to Volkswagen, Daimler, Ferrari and ZF. The total consideration for this and other small acquisitions was $182 million, consisting of $42 million paid in cash (net of cash acquired) and $140 million of assumed debt.

2011

In December 2011, we acquired ThyssenKrupp Automotive Systems Industrial do Brasil Ltda (“TKASB”), which consists of four manufacturing facilities in Brazil that assemble chassis structural components and modules. TKASB has sales to Ford, Fiat/Chrysler, Renault-Nissan, Honda and PSA Peugeot Citroën.

In August 2011, we acquired Grenville Castings Ltd., a structural casting supplier of aluminum components located in Canada with sales primarily to Ford and General Motors.

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In June 2011, we acquired Continental Plastics Co., a supplier of interior products, mainly door panel and seat back assemblies. The acquired business is located in the United States with sales primarily to General Motors.

In May 2011, we acquired a 51% interest in Wuhu Youth Tongyang Auto Plastic Parts Co., Ltd., a supplier of exterior products, mainly front and rear bumpers. The acquired business is located in China with sales primarily to Chery Automobile Co. Ltd.

In January 2011, we acquired Automobiltechnik Dürbheim, a manufacturer of tapping plates which assist in the fastening of bolts. The acquired business is located in Germany with sales to various automobile manufacturers.

The total consideration for these acquisitions in 2011 was $157 million, consisting of $120 million paid in cash (net of cash acquired) and $37 million of assumed debt.

Financings and Securities/Corporate Transactions

Normal Course Issuer Bid

On November 8, 2013, the Toronto Stock Exchange (“TSX”) accepted our Notice of Intention to Make a Normal Course Issuer Bid relating to the purchase of up to 12,000,000 Magna Common Shares (the “Bid”), representing approximately 5.4% of our “public float” of Common Shares. The primary purposes of the Bid are purchases for cancellation, as well as purchases to fund our stock-based compensation awards or programs and/or our obligations to our deferred profit sharing plans. The Bid commenced on November 13, 2013 and will terminate no later than November 12, 2014. Purchases of Common Shares under the Bid are made on the TSX or the NYSE at the market price at the time of purchase in accordance with the rules and policies of the TSX or in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934, respectively. Purchases may also be made through other published markets, or by such other means permitted by the TSX, including by private agreement pursuant to an issuer bid exemption order issued by a securities regulatory authority. Purchases made by way of such private agreements under an issuer bid exemption order are at a discount to the prevailing market price and are included in computing the number of Common Shares purchased under our Bid.

As at March 26, 2014, we have purchased 4,687,423 Common Shares pursuant to the Bid, of which 4,677,423 were cancelled and 10,000 were retained for purposes of funding our stock-based compensation awards or programs and/or our obligations to our deferred profit sharing plans. 3,200,000 of the total purchased Common Shares were by way of private agreements with an arm’s length, third-party seller at a discount to prevailing market prices pursuant to an issuer bid exemption order issued to us by the Ontario Securities Commission effective November 22, 2013. Under our previous normal course issuer bid which commenced on November 13, 2012 and terminated on November 12, 2013, we purchased 12,000,000 million Common Shares, all of which were cancelled. 3,940,000 of such Common Shares were purchased by way of private agreements from two arm’s length, third-party sellers at a discount to prevailing market prices pursuant to issuer bid exemption orders issued to us by the Ontario Securities Commission effective March 22, 2013 and June 4, 2013.

Global Credit Facility

In July 2011, we entered into a $2.25 billion syndicated four-year revolving credit facility that replaced an approximately $2.0 billion revolving credit facility that had been set to expire on July 31, 2012. The facility, which was previously amended to extend its maturity date to July 8, 2016, was further amended on June 20, 2013 to become a five year facility with a maturity of June 20, 2018. The facility includes a $200 million tranche for our Asian subsidiaries, a $50 million tranche for our Mexican subsidiaries and a tranche for Magna and its subsidiaries in Canada, U.S. and Europe.

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3. DESCRIPTION OF THE BUSINESS

We are a leading global automotive supplier with 316 manufacturing operations and 84 product development, engineering and sales centres in 29 countries, as at December 31, 2013.

Our success is primarily dependent upon the levels of North American and European car and light truck production by our customers and the relative amount of content we have on various programs. Vehicle production is affected by consumer demand, which in turn is significantly impacted by consumer confidence. A worsening of economic and political conditions, including through rising interest rates or inflation, high unemployment, increasing energy prices, declining real estate values, increased volatility in global capital markets, sovereign debt concerns, an increase in protectionist measures, international conflicts and/or other factors may result in lower consumer confidence. A number of other factors, discussed under “RISK FACTORS”, also affect our success, including such things as relative currency values, commodities prices, price reduction pressures from our customers, the financial condition of the automotive supply base and competition from manufacturers with operations in low-cost countries.

PRODUCTS AND SERVICES

Despite operating our business on a geographic basis, we possess product and service capabilities which span across such geographic regions. Details regarding our product and service capabilities follow:

INTERIOR SYSTEMS

We design, engineer and manufacture interior components and systems for the global automotive industry, including commercial truck product markets.

Garnish & Hard Trim		Soft Trim & Cargo Management Systems		Cockpit Systems

•	Pillar Trim	•	Load Floors	•	Cockpit Modules
•	Quarter Trim Panels	•	Package Trays/Parcel Shelves	•	Instrument Panels
•	Liftgate Trim	•	Trunk Trim	•	Floor Consoles
•	Interior Sill Moldings	•	Accessible Floor Bins	•	Glove Box Assembly
•	Decorative Surface Design Parts	•	Floor Carpets	•	Knee Bolster Assembly

Overhead Systems		Door Panels
•	Complete Overhead Systems	•	Front, Rear & Sliding Door Panels
•	Headliner Substrates	•	Rear Cargo and Liftgate Door Panels
•	Grab Handles & Lighting
•	Overhead Consoles
•	Sunvisors

The primary technologies and processes involved in the manufacturing of interior components and systems include: low pressure and injection molding; compression molding; vacuum forming; slush molding; spray urethane; as well as manual and automated assembly and sequencing.

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SEATING SYSTEMS

We develop and manufacture complete seating solutions and seat hardware systems for the global automotive industry. Our capabilities range from market and consumer research, full concept development, design and engineering, testing and validation to manufacturing.

Complete Seating Systems		Seat Structures and Mechanisms		Foam & Trim Products
•	Reconfigurable Seat Solutions (Auto, Truck, Bus)	•	Seat Structures (including High Strength Steel, Aluminum and Magnesium)	• • • • • •	Conventional Foam Recycled Foam Renewable Foam Formulations Black Foam Dual Firmness Foam Trim Covers (Cloth & Leather)
•	In-Vehicle Stowable Seats
•	Ingress/Egress Solutions	•	Manual and Power Recliners
•	Comfort Systems	•	Manual and Power Adjusters (Fore/Aft and Lift)
•	Lightweight Seat Solutions
•	Thin Seating	•	Seat Attach Latches
•	Safety Systems Integration	•	Specialty Mechanisms (Stow-in-Floor;
Stand Up; Reversible; Push-Button
Entry; Seat Memory)

The technologies and processes used in the manufacture of seating and seat hardware systems include: traditional “cut and sew” technology; manual and automated assembly; as well as our patented Multi-Material Mold-In-Place™ technology.

CLOSURE SYSTEMS

We engineer and manufacture closure systems and modules for the global automotive industry.

Door Modules		Power Closure Systems		Engineered Glass
•	Structural Door Modules	•	Power Sliding Doors	• • • • • • •	Manual and Power Truck & Van Sliding Windows Front and Rear Quarter Windows Liftglass Assembly Windshields and Backlights Fixed Roof Glass Modules Bus Windows
•	Sealed Modules	•	Power Liftgates
•	Hardware Trim Modules	•	Power Decklids
•	Integrated Trim Modules	•	Anti-Pinch Strips
•	Integrated Inner Panel Module
•	Liftgate and Tailgate Modules	Latching Systems
•	Mid-Door Modules	•	Side Door and Sliding Door Latches
•	Complete Doors	•	Hood and Liftgate Latches	Lighting Systems
		•	Tailgate and Decklid Latches	• • • •	Front Lighting Rear Lighting Interior Lighting Centre High Mount Stop Lamps
Window Systems		•	Cargo Door Latches
•	Dual Rail Cable and Drum Systems	•	Rear Access Door Latches
•	Single Rail Cable and Drum Systems
•	Convertible Quarter Glass	Electronic Features
•	Arm and Sector Systems	•	Electronic Control Unit Design
Sealing Systems		•	Obstacle Detection and Anti-Pinch
•	Window Surround Modules	•	Non-Contact Sensing
•	Backlight, Belt, Windshield, Door
	Surround and Roof Drip Moldings	Handle Assemblies
•	Door, Inner and Outer Belt Seals	•	Inside and Outside Handles
•	Complete Convertible Sealing Systems

The primary processes involved in the manufacture of closure systems and modules include: light stamping; injection molding; extrusion processes, such as co-extrusion, thermoset and thermoplastic extrusion; as well as manual and automated assembly.

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BODY AND CHASSIS SYSTEMS

We provide metal body systems, components, assemblies and modules, including complete vehicle frames, chassis systems and body-in-white systems, as well as related engineering services, for the global automotive industry.

Body Systems		Chassis Systems		Engineering and Tooling
•	Complete Body-In-White	•	Crossmember Assemblies	•	Program Management
•	Floor Pans	•	Radiator Supports	•	Program Engineering
•	Underbody Assemblies	•	Shock Towers	•	Computer-Aided Engineering (CAE)
•	Door, Hood and Deck Assemblies	•	Engine Cradles		Design Verification
•	Roof Panels	•	Front and Rear Sub-Frame Assemblies	•	Prototype Build
•	Fender and Quarter Panels	•	Front and Rear Suspension Modules	•	Testing and Validation
•	Tailgate and Liftgate Assemblies	•	Control Arms	•	Tooling and Automated Systems
•	A, B, C and D Pillars	•	Frame Rails	•	Research and Development
•	Bumper Beams	•	Full Frame Assemblies
•	Door Intrusion Systems
•	Heat Shields

We employ a number of different forming technologies such as: hydroforming; stamping; hot stamping; roll forming; aluminum casting; draw bending; advanced welding technologies; as well as finishing technologies such as: e-coating; heat treating; and high temperature wax coating.

VISION SYSTEMS

We design, engineer and manufacture vision systems for the global automotive industry.

Interior Mirrors		Exterior Mirrors		Actuators
•	Electrochromic (auto-dimming) Mirror Glass	•	Electrochromic (auto-dimming) Mirror Glass	• • • • • •	Power Folding and Power Extending Exterior Glass Movement Interior Mirror Adjustment Active Bend Lighting Grille Shutter Heating, Ventilating and Air Conditioning (HVAC)
•	Telematics	•	Framed and Frameless Glass
•	Compass and Temperature	•	TurnSignal Lighting
• • • • • • •	Displays Sensor Integration Bluetooth and Hands Free Connectivity Navigation Microphone Automatic Garage Door Openers Electronic Toll Collection	•	Power Folding and Power Extending Technologies
		•	Pocket and Ground Illumination
		• • • • • • •	Integrated Blind Spot Detection Integrated Cameras Mirrors with Integrated Blind Zone Field of View Body-Matched Paint Lights for Rear and Side Visibility Lit Door Handles Projection Logo Lights
Electronic Vision Systems
				• • •	Full-color displays (including Backup Displays) Side Blind Zone Assist Lane Change Assist

The primary processes involved in the manufacture of our vision products include: electronics integration; injection molding; painting; as well as manual and automated assembly.

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ELECTRONIC SYSTEMS

We design, engineer and manufacture electronic components and sub-systems for the global automotive industry.

Driver Assistance and Safety Systems	Engine Electronics and Sensors	Body Systems
• Image Vision Systems • Machine Vision Systems • Pedestrian Protection Sensors	• Glow Plug Control Units • Liquid Level Sensors	• Body Control Units • Mirror Control Units • Trailer Modules
Intelligent Power Systems	Industrial Products	Hybrid & Electric Vehicle Components/Systems
• Brushless Motor Cooling Fans • Motor Controllers • Relays	• Joysticks • Fork-Lift-Truck Electronic Units	• Traction Motors • Inverters • Control Units • Battery Management Systems

The primary processes involved in the manufacture of electronics products include: surface mount placements of electronic components on printed circuit boards; as well as manual and automated assembly of electronic modules.

EXTERIOR SYSTEMS

We design, engineer and manufacture various exterior components and systems for the global automotive industry, including commercial truck product markets.

Bumper Fascia Systems		Class A Body Panels		Modular Systems
•	Front and Rear Bumper Fascias	•	Door Panels and Quarter Panels	•	Front and Rear End Modules
•	Energy Management Systems	•	Fenders and Cab Skirts	•	Liftgate Modules
•	Active Grille Systems	•	Hoods, Roofs & Decklids	•	Soft Tops
		•	Liftgates and Tailgates	•	Polycarbonate Roof Modules
		•	Pickup Boxes
		•	Exterior Sunvisors
Exterior Trim		Structural Components		Under Hood and Underbody Components
•	Spoilers and Grilles	•	Firewalls & Engine Tunnels	•	Battery Boxes
•	Running Boards	•	Cab and Trailer Floors	•	Oil and Transmission Pans
•	Roof Racks/Rails	•	Cab Structure	•	Engine Valve Covers
•	Rocker Panels and Claddings	•	Front End Carriers	•	Fan Shrouds
•	Decklid and Pillar Appliques	•	Cowls	•	Underbody Shields
•	Body Side and Roof Ditch Moldings	•	IP Supports
•	Wheel Opening Moldings	•	Bumper Beams

We utilize a number of different technologies and processes in connection with these products, including: molding technologies, such as injection molding, structural reaction injection, reaction injection, compression and thermoset molding; metal forming processes, such as metal stamping, roll forming, tube forming and stretch bending; finishing processes, including painting, hardcoating, chrome plating, vacuum metallization and anodizing; and manual and automated assembly and sequencing.

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POWERTRAIN SYSTEMS

We design, engineer and manufacture powertrain systems and components for the global automotive industry.

Driveline Systems		Fluid Pressure & Control Systems		Metal-Forming Solutions
•	Transfer Cases	•	Engine Oil Pumps and Water Pumps	•	Transmission Clutch Modules
•	AWD Couplings	•	Transmission Oil Pumps	•	Clutch Hubs & Housings
•	Rear Drive Modules (RDM)	•	Auxiliary Oil Pumps	•	Die Casting Products
•	Front and Rear Axle Drives	•	Vacuum Pumps	•	Accessory Drives
•	Power Take Off Units	•	ePumps	•	Oil Pan Modules
•	AWD/4WD Disconnect Systems	•	Engine Oil Pressure Controls	•	Flexplates
•	eDrivetrain Products	•	Mass Balancer Modules	•	Planetary Carriers
		•	Integrated Engine Front Cover Modules	•	Geared Products
Engineering Services &		•	Cooling Fans	•	Steel Pulleys
System Integration
•	Engine & Drivetrain Engineering
•	Commercial & Special Vehicle Engineering
•	Engine Testing Services
•	ePowertrain and Vehicle Integration

We employ a variety of different manufacturing capabilities and processing technologies in our powertrain operations, including: metal die-forming; flow-forming; stamping and spinning; synchronous roll-forming; die-spline rolling; precision-heavy stamping; fineblanking; aluminum die casting and precision machining; magnesium machining; plastic injection molding and plastic welding; soft and hard processing of gear wheels and shafts; rotary swaging; hardening; laser welding; manual and automated assembly; and end-of-line testing.

We conduct some of our powertrain operations through joint ventures, including a non-controlling, 50% voting (76.7% equity) partnership interest in the Litens Automotive Partnership (“Litens”), a partnership with certain members of its senior management. Litens is a leading supplier of highly-engineered drive subsystems and components. Its product offerings include accessory drive systems and products, such as auto tensioners and idlers, overrunning alternator decoupler assemblies, Torqfiltr™ crankshaft vibration control technology, isolating crank pulley assemblies and clutched waterpump pulleys and assemblies; timing drive systems and products, such as belt and chain tensioners and idlers, SmartSprocket™ tuned sprockets and clutched waterpump pulleys and assemblies; and other specialty products including vehicle start / stop subsystems. Litens has manufacturing operations in North America (Canada), Europe (Germany), Asia (China and India) and Rest of World (Brazil).

ROOF SYSTEMS

We design, engineer and manufacture vehicle roof systems for the global automotive industry.

Retractable Hard Tops		Soft Tops		Sliding Folding & Modular Roofs
•	Multi-Piece Modules	•	Classic Soft Tops	•	Roof Openings with Fixed C pillars
•	Integration Services	•	Manual and Fully Automatic Soft Tops	•	Various Fabric Solutions
•	Design Services			•	Flash to the Roof Panels
				•	Rail-to-Rail Concepts
				•	Roof Openings Spanning the Entire
Vehicle Width
				•	Roof Openings with Intermediate Positions

Processes employed in our roof systems operations include: “cut and sew” of complete fabric covers; backlight gluing; as well as manual and automated complete roof assembly.

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VEHICLE ENGINEERING AND CONTRACT ASSEMBLY

We provide components, systems and vehicle engineering and contract vehicle assembly services for the automotive industry. We are the world’s largest brand-independent assembler of complete vehicles, and an experienced engineering and manufacturing partner.

Engineering Services		Contract Manufacturing		Fuel Systems
• • • • • • •	Design & Vehicle Concepts Complete Vehicle Development & Integration Systems & Modules Development Safety Engineering Prototype and Low-Volume Production Test Bed Services Hybrid & Electric Vehicles	• • • •	Vehicle Contract Manufacturing Door Modules Industrial Services Lightweight Technology Applications	•	Fuel Tanks (Steel, Plastic & Aluminum) Tank Filler Pipes (Steel & Plastic) Diesel Misfueling Protection Fuel, Oil, SCR and Cooling Caps Compressed Natural Gas (CNG) and Hydrogen Gas (H2) Fuel Systems
•
•
•
•

Battery Systems
		•	Battery Pack Development & Production
		•	Cell, Module & Battery Pack Testing
		•	Materials Analysis

Processes employed in our vehicle engineering and contract assembly operations include: manual and automated welding; bonding and riveting; manual and automated painting/coating (dipped and sprayed) and sealing; cycler testing; as well as manual and automated assembly.

TOOLING / ENGINEERING / OTHER SYSTEMS

We design, engineer and manufacture tooling for our own use, as well as for sale to our customers. Additionally, we provide engineering support services, independent of particular production programs on which we may have production sales.

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RESEARCH AND DEVELOPMENT

We have historically emphasized technology development and have a policy, embodied in our Corporate Constitution, to allocate a minimum of 7% of our Pre-Tax Profits (as defined in the Corporate Constitution) for each fiscal year to research and development during that fiscal year or the next succeeding fiscal year. We have historically significantly exceeded this 7% threshold. See “Section 8 CORPORATE CONSTITUTION – Research and Development”.

We expect that our involvement in the development of innovative product and process technologies in cooperation with automobile manufacturers will increase as automobile manufacturers further involve automotive suppliers in the vehicle development process.

Our Research & Development Process

Our research and development activities are conducted through a rigorous process which we refer to as our “innovation development process” or IDP. These activities involve close collaboration between our Corporate R&D group, under the global direction of our Executive Vice-President and Chief Technology Officer and each of our operating groups.

The IDP involves a multi-stage process aimed at turning ideas into innovations that can ultimately be commercialized. The initial stage of the process is designed to foster generation of ideas and includes, among other things: identification, understanding and analysis of mega trends which will drive development of new automotive technologies, as well as automotive industry trends and legislative trends; review of academic research; and automotive customer input.

Concepts that progress past this initial stage are further evaluated, including with respect to: fit with our innovation pillars (discussed below); commercialization opportunities; as well as potential risks and challenges to further development. Winning innovations progress through subsequent stages towards product or process realization and validation, and eventually, product launch.

Our R&D activities also include external collaboration where appropriate. For example, we are conducting early stage research into the development of, and potential uses for, bio-composites or “bio plastic” in the automotive industry. These efforts are aimed at lowering the environmental impact of automotive products by using bio-based polymers and fibres, such as non-food grade soy or flax to replace conventional materials derived from petrochemical processes, such as polypropylene. In addition to reducing petroleum use required for traditional plastics, bio-composites: emit less CO2; provide higher levels of biodegradability or recyclability; and assist in achieving greater fuel economy through light-weighting initiatives. Currently we have:

•	partnered with the National Research Council Canada (NRC) on a joint project called the Magna-NRC Composites Centre of Excellence to develop bio-composite technology for the automotive industry;

•

partnered with the Centre for Research in the Bio-Economy (CRIBE) to work with Alberta Innovates Bio Solutions (Al Bio) on a project to integrate sustainably grown wood fibre into automotive parts; and

•

entered into an exclusive cooperation agreement with bio-on, an Italian company, to determine automotive uses for their “bio plastic” which is developed through naturally occurring bacteria which feed off sugar beet by-products.

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Innovations

Innovation is a foundation of Magna’s past success, an important factor in our competitiveness, a key operational priority and a critical element of our business strategy. Our current strategic focus on innovation is aimed at developing products and processes that fit within one of the four innovation pillars discussed below. Some examples of recent innovations within such pillars also follow:

Cleaner. Products that promote efficiency and sustainability by optimizing the use of energy

Electric Rear Axle Drive (eRAD)

Our eRAD is an electric drive unit positioned between the wheels in a compact cylindrical design that combines with a traditional internal combustion engine to turn the vehicle into a plug-in hybrid. Featured on the hybrid version of the Volvo V60 Wagon, the system allows drivers to choose electric power, diesel power or a combination of both based on driving conditions. In city or low speed areas, the vehicle can run in electric mode; alternating to traditional engine mode during longer trips. The eRAD’s disconnect feature controlled by a smart actuator improves fuel efficiency by idling the traction motor at certain high speeds to reduce vehicle drag while re-connecting at lower speeds. This innovation was selected as a finalist for the 2013 Automotive News PACE Awards in the Products category.

Smarter. Products that provide increased comfort, convenience and connectivity

4-Mode Seat™

A seat structure that is adaptable from its normal position to a slouched (reclined) position for increased consumer comfort; fold flat & kneel position which enhances storage of wide cargo; or stadium (upright) position which enhances the storage of narrow cargo.

Safer. Products with enhanced active and passive safety features

SurroundVue™ Camera

A vehicle safety system that works in combination with our EYERIS™ driver assistance system and combines four camera signals (3D Surround, Front, Side and Rear views) into one single picture in order to provide the driver with a 360° view of the vehicle and its surrounding environment.

Lighter. Using lightweight material and science to reduce vehicle mass

Aluminum, High-Voltage Battery Housing

Using a unique manufacturing method, we developed a battery housing for high-voltage batteries made of die-cast aluminum, that combines multiple, complex functions within a single component, eliminates processing steps and substantially reduces component weight. This innovation was recognized by our customer BMW with a 2013 Supplier Innovation Award for outstanding innovation and development in the area of Lightweight Construction.

All-Olefinic Liftgate

Building on our capabilities in composites manufacturing, we developed a compression molded, lightweight rear liftgate using thermoplastic polyolefin material for the outer panel with a fully polypropylene inner panel. The product, which is featured on the Nissan Rogue, weighs approximately 30% less than traditional stamped steel liftgates, while also allowing for a greater flexibility in exterior styling and reduction of the number of component parts required. As thermoplastic resin can be reground during production, less scrap is produced during the production process. The tailgate won both the Grand Award and the Body Exterior Award from the Society of Plastics Engineers (SPE) Automotive Division’s 2013 Automotive Innovation Awards.

Single-Piece Hot Stamped Door Ring

We collaborated with our customer Honda and leading steel company ArcelorMittal to develop the industry’s first single-piece hot stamped side opening panel reinforcement (door ring). The laser welded door ring replaces the conventional multi-piece spot weld design, allowing for improved energy management through uninterrupted joints, resulting in a smooth load path, stronger seam strength and significant weight reduction. This product, which is featured on the 2014 Acura MDX, was a co-runner up for the inaugural Altair Enlighten Award, which recognizes automotive light-weighting efforts and is presented in collaboration with the Center for Automotive Research (CAR). The laser welding (laser ablation) process applied to the hot stamped part and on which Magna collaborated with ArcelorMittal has been selected as a finalist for the 2014 Automotive News PACE Awards to be awarded in April 2014, in the Manufacturing Process and Capital Equipment category.

Class A Carbon Fiber Composites

Class A thermoset painted inner and outer panels made of carbon fiber epoxy and employing advanced joining and assembly methods. This results in a lighter component compared to traditional metal alternatives while also permitting increased design flexibility.

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MANUFACTURING AND ENGINEERING

Facilities

As at December 31, 2013, we had the following manufacturing and product development, engineering and sales facilities:

GEOGRAPHIC REGION	MANUFACTURING	PRODUCT DEVELOPMENT, ENGINEERING AND SALES
North America	135	24
Europe	121	39
Asia	43	19
Rest of World	17	2

Total	316	84

Our manufacturing facilities occupied approximately 58.9 million square feet, of which approximately 41% was leased from Granite Real Estate Investment Trust (“Granite REIT”), a Canadian-based, publicly-traded real estate investment trust. A further 31% was leased from multiple third party landlords and the remaining 28% was owned by us. On March 5, 2014, we entered into an asset purchase agreement with Granite REIT for the purchase of eight properties in Mexico for a purchase price of $105 million. The sale is subject to satisfaction of several closing conditions and, if completed, will decrease the percentage of manufacturing facilities leased from Granite REIT to 37%, with a corresponding increase in manufacturing facilities owned by us to 32%. Most of our manufacturing facilities maintain an in-house tooling capability with a staff of experienced tool and die makers. We are operating many of our manufacturing facilities on a multi-shift basis.

Our product development and engineering facilities occupied approximately 2.6 million square feet, of which approximately 83% was leased from third parties (including 31% leased from Granite REIT) and the remaining 17% was owned by us.

Leases typically have terms of five years or more with options to renew. Among other terms, any standard industrial lease requires us to return facilities to the condition in which we received them at start of the lease (reasonable wear and tear excepted). From time to time, the cost of doing so may be significant due to such factors as the length of the lease period, the nature of the manufacturing operations, the extent of modifications made to the lease premises over the term of the lease and other factors.

Key Commodities

We purchase the majority of our commodities from regional suppliers where we do business. Factors such as price, quality, transportation costs, warehousing costs, availability of supply and timeliness of delivery have an impact on the decision to source from certain suppliers. We also purchase some key commodities offshore when shortages occur or when we choose to source one supplier for a global program. Prices for certain key commodities used in our parts production, particularly steel and resin, continue to be volatile. Approximately two-thirds of our steel is acquired through resale programs operated by automobile manufacturers and the balance is generally acquired through annual or six month contracts. Under steel resale programs we are not exposed to steel price increases, thus helping to manage our production costs. Most of our resin purchases fluctuate directly with market indexes, although we do participate in some customer resale programs and also typically enter into financial hedges on a small portion of our resin purchases. To date, we have not experienced any significant difficulty in obtaining supplies of parts, components or key commodities for our manufacturing operations. We do not carry inventories of key commodities or finished products significantly in excess of those reasonably required to meet production and shipping schedules.

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HUMAN RESOURCES

As at December 31, 2013, we employed over 125,000 people as follows:

REGION	NUMBER OF EMPLOYEES
North America	63,225
Europe	45,475
Asia	11,250
Rest of World	5,200

Total	125,150

Human Resource Principles

Employee Equity Participation and Profit Sharing Program

Since 1975, we have maintained an employee equity and profit participation program to foster participation in profits and share ownership by our eligible employees. Our Corporate Constitution requires that 10% of our qualifying Employee Pre-Tax Profits Before Profit Sharing (as defined in our Corporate Constitution) for a fiscal period be allocated to (i) the employee equity participation and profit sharing plan, (ii) contributions to a defined benefit pension plan, or (iii) a cash distribution to eligible employees. See “Section 8. CORPORATE CONSTITUTION – Employee Equity Participation and Profit Sharing Programs”.

Management Incentive Compensation

We believe that the managers who run their business units as if they owned them are best able to generate strong operating and financial performance. In order to create such an entrepreneurial culture within the framework of a large, global, public company, we maintain a decentralized operating structure which gives significant operational autonomy to managers at each of the three primary levels of management – Divisional, Group and Executive. Additionally, we employ the following basic compensation principles for management:

•

relatively low fixed compensation, consisting of base salaries which are typically below industry norms. Unlike most peer companies, we do not provide pensions or other retirement benefits for management; and

•

annual bonuses that are based on direct profit sharing and thus are “at risk”. In the case of executives, a significant portion of the annual bonus is deferred in the form of restricted stock units, the value of which fluctuates with our stock price.

Our compensation system also incorporates a number of other important elements, including significant equity maintenance requirements for senior management, as well as various compensation risk management tools to promote responsible decision-making.

Our Corporate Constitution provides that aggregate profit-sharing bonuses paid and payable to Corporate Management (as defined in the Corporate Constitution) in respect of any fiscal year must not exceed 6% of our Pre-tax Profits Before Profit Sharing (as defined in the Corporate Constitution) for that fiscal year. In 2015, following expiration of the shareholder-approved compensation arrangements involving our Founder, Frank Stronach, we will reduce the aggregate profit-sharing bonus limit from 6% to 3% of Pre-Tax Profit Before Profit Sharing. See “Section 8. CORPORATE CONSTITUTION – Incentive Bonuses; Management Base Salaries”. For a detailed discussion of our executive compensation, see “CGCNC Compensation and Performance Report” and “Compensation Discussion & Analysis” in our Circular.

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Employee’s Charter

We are committed to an operating philosophy based on fairness and concern for people. This philosophy is part of our “Fair Enterprise” culture in which employees and management share in the responsibility to help ensure our success. Our Employee’s Charter embodies this philosophy through the following principles:

•

Job Security – Being competitive by making a better product for a better price is the best way to enhance job security. We are committed to working together with our employees to help protect their job security. To assist in this regard, we provide job counselling, training and employee assistance programs to our employees.

•	A Safe and Healthful Workplace – We strive to provide our employees with a working environment which is safe and healthful.

•	Fair Treatment – We offer equal opportunities based on an individual’s qualifications and performance, free from discrimination or favouritism.

•

Competitive Wages and Benefits – We provide our employees with information which enables them to compare their total compensation, including wages and benefits, with those earned by employees of direct competitors and local companies with which an employee’s Division competes for labour. If total compensation is not competitive, it will be adjusted.

•	Employee Equity and Profit Participation – We believe that our employees should share in our financial success.

•

Communication and Information – Through regular monthly meetings between management and employees and through publications, we provide our employees with information so that they know what is going on in the company and in the industry.

•

Employee Hotline – Should any of our employees have a problem, or feel the foregoing principles are not being met, we encourage them to contact the Hotline to register their complaints. Employees do not have to give their names, but if they do, it is held in strict confidence. Hotline investigators will respond to employees. The Hotline is committed to investigating and resolving all concerns or complaints and must report the outcome to our Global Human Resources Department.

Human Resource Policies

In furtherance of our commitment to fairness, as demonstrated in our Employee’s Charter, we have established Fairness Committees in most of our North American and in many European manufacturing facilities which enable employees at such facilities to have many of their concerns resolved by a committee comprised of both management and employees. Most of our North American manufacturing facilities also have an Employee Advocate who works with our employees and management to ensure that any concerns that arise in the workplace are addressed quickly and in accordance with our Employee’s Charter, Corporate Constitution and operating principles. An Employee Advocate can only be removed if more than 65% of the shop floor employees at the applicable Division vote to remove him or her through a secret ballot vote.

We have established many employee communication programs, such as monthly divisional employee meetings, continuous improvement team meetings, an Employee Hotline and employee opinion surveys to help ensure employee involvement and feedback.

In addition to the employee equity participation and profit sharing programs discussed under “Human Resource Principles”, we maintain a group registered retirement savings plan in Canada and a 401(k) plan in the United States whereby we partially match employees’ contributions made through payroll deductions. These plans complement the employee equity participation and profit sharing programs and are designed to assist employees in providing replacement income for retirement.

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Labour Relations

We believe that we maintain positive relations with our employees and, where applicable, with the unions representing the employees at certain of our automotive Divisions.

On October 15, 2007, we announced that we had entered into the Framework of Fairness Agreement (“FFA”) with the Canadian Auto Workers Union (CAW) (now Unifor). The FFA is a set of principles which balance the needs of employees and the needs of business to be competitive. If a majority of workers in a facility vote in favour, then that plant will be covered by a new Magna-Unifor national collective agreement.

The key terms and conditions of the FFA include:

•

preservation of our Fair Enterprise culture and operating principles, including the sharing of our financial success through equity ownership, as set out in our Corporate Constitution and Employee’s Charter;

•	comprehensive no strike, no lock-out provisions with unresolved collective bargaining issues being settled through final offer selection arbitration;

•	progressive concern resolution and plant representation mechanisms that preserve our Open Door Process, Fairness Committees, Employee Advocates and the Employee Hotline;

•	competitive wage and benefit principles consistent with our Employee’s Charter;

•	tying of annual wage adjustments to a manufacturing inflationary index, plant specific performance measures and competitive considerations;

•	secret ballot voting on workplace issues; and

•	generally, depoliticization of the workplace and labour-management relations.

As of March 26, 2014, employees at three of our Canadian Divisions are covered by the Magna-Unifor national collective agreement under the FFA. These agreements were extended for an additional four years in November 2013.

Employees at one of our facilities in Canada are covered by a collective agreement with Unifor which does not fall under the FFA. This collective agreement was extended for an additional three years in November 2013. Employees at six of our Divisions in the United States are represented by the International Union, United Automobile Aerospace and Agricultural Workers of America (UAW) and employees of one of our Divisions in the United States are represented by the United Food & Commercial Workers Union (UFCW). The forms of collective agreements negotiated with Unifor and the UAW recognize our unique operating philosophy, including our Employee’s Charter and fundamental Fair Enterprise principles. Most of these agreements recognize the need for wages and benefits to be competitive with companies we compete with for business, rather than those paid by our customers’ vehicle assembly operations. Moreover, in accordance with applicable labour relations legislation, strikes and lock-outs are prohibited during the life of such agreements.

Employees at a number of our Divisions in Mexico and the United Kingdom are currently covered by collective bargaining agreements with various unions in these jurisdictions. Employees at a number of our Divisions in continental Europe are covered by national industry-wide agreements relating to compensation and employment conditions and are members of in-house employees’ associations or trade unions. From time to time, various unions seek to represent groups of our employees and, as a result, we may become party to additional collective agreements in the future.

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COMPETITION

We face numerous sources of competition in the markets in which we operate, including from automobile manufacturers and from other automotive suppliers, including ones in which one or more automobile manufacturers may have direct or indirect investments. There are a number of automotive suppliers that can produce the same types of components, assemblies, modules and systems that we currently produce. Some of our competitors may have greater technical or marketing resources than we do and some of them may be dominant in markets in which we operate. However, we are the only automotive supplier with product capabilities spanning every major area of a vehicle. We believe that the breadth of our capabilities, combined with our strong balance sheet, corporate culture, customer relationships and other factors provide us with an important competitive advantage.

The basis on which automobile manufacturers select automotive suppliers is determined by a number of factors, including: price; quality; service; historical performance; timeliness of delivery; proprietary technologies; scope of in-house capabilities; existing agreements; responsiveness to the customer; the supplier’s overall relationship with the automobile manufacturer; the degree of available and unutilized capacity or resources in the manufacturing facilities of the automobile manufacturer; collective bargaining agreement provisions; labour relations issues; financial strength; and other factors. The number of competitors that are asked by automobile manufacturers to bid on any individual product has been reduced in many cases and we expect further reductions as a result of economic conditions in recent years and as automobile manufacturers follow through on their stated intentions of dealing with fewer suppliers and rewarding those suppliers with earlier and deeper involvement.

SALES AND MARKETING

Customer Management Offices

We have a globally-structured sales, engineering and marketing team in key locations where our global customers maintain their engineering and commercial offices and satellite locations across the globe where our customers have located their manufacturing facilities. In North America, our customer management offices are located in Canada, the United States and Mexico. In Europe, our customer management offices are located primarily in Austria, Germany, the United Kingdom, France, Italy, Sweden, Poland, Czech Republic, Hungary, Turkey and Russia. Our customer management offices in Asia are located in Japan, China, South Korea, India and Thailand. In Rest of World, we maintain a customer management office in Brazil. The various internal operating divisions and subsidiaries of the automobile manufacturers normally initiate many of their own purchasing decisions. As a result, an automobile manufacturer may effectively constitute multiple customers.

Purchase Orders

Our sales are generated through customer requests to quote on particular products, including parts, components and assemblies, and the tools and dies to produce parts. Purchase orders for our products are typically for one or more models, and typically extend over the life of each model, which is generally four to seven years. However, purchase orders issued by our automobile manufacturer customers typically do not require them to purchase any minimum number of our products. Releases under such purchase orders, which authorize us to supply specific quantities of products, are issued for planning, raw material and production purposes typically over a one to four month period in advance of anticipated delivery dates. The actual number of products that we supply under purchase orders in any given year is dependent upon the number of vehicles produced by the automobile manufacturers of the specific models in which those products are incorporated.

It has been our experience that once we receive purchase orders for products for a particular vehicle model or program, we will usually continue to supply those products until the end of that model or program. However, automobile manufacturers could cease sourcing their production requirements from us for a number of reasons, including if we refuse to accept demands for price reductions or other concessions.

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ENVIRONMENTAL MATTERS

Health, Safety and Environmental Policy

We are subject to a wide range of environmental laws and regulations relating to air emissions, soil and ground water quality, wastewater discharge, waste management and storage of hazardous substances. We aim to be an industry leader in environmental compliance with the intention to prevent pollution by reducing the impact of our operations on the environment and through technological innovation and process efficiencies. In furtherance of this aim, our Health, Safety and Environmental Policy (“HSE Policy”) commits us to:

•

complying with, and exceeding where reasonably possible, all applicable health, safety and environmental laws, regulations and standards in all of our operations and conforming to our internal standards based on generally accepted environmental practices and established industry codes of practice;

•	regularly evaluating and monitoring past and present business activities impacting upon health, safety and environmental matters;

•

improving upon the efficient use of natural resources, including energy, minimizing waste streams and emissions, and implementing effective recycling in manufacturing operations, in each case, through the use of locally set continuous improvement targets;

•	utilizing innovative design and engineering to reduce the environmental impact of our products during vehicle operation and at end of life;

•	ensuring that a systematic review program is implemented and monitored at all times for each of our operations, with the goal of continual improvement in health, safety and environmental matters; and

•	ensuring that adequate reports on health, safety and environmental matters are presented to our Board of Directors on an annual basis, at a minimum.

The Enterprise Risk Oversight Committee (“EROC”) of our Board assists in overseeing our handling of health, safety and environmental issues and annually reviews our HSE Policy. This Committee operates pursuant to a written charter, the text of which is located on our website (www.magna.com) under “Corporate Governance”, along with the text of our HSE Policy.

Environmental Compliance

Certifications

As part of our commitment to environmental compliance, we are also compliant with ISO 14001 standards where appropriate. As of December 31, 2013, 222 (or approximately 70%) of our manufacturing facilities were ISO 14001 certified. In addition, our complete vehicle assembly plant in Graz, Austria, our largest facility, is certified under the European Commission’s Eco-Management and Audit Scheme (EMAS). This facility was the recipient of Fabrik 2013 award, which recognizes the most efficient production plant in Austria, as well as a special award for energy and environmental management.

We have also initiated energy management activity within many of our manufacturing facilities, including as part of our World Class Manufacturing efforts. To date, 14 of our facilities have obtained ISO 50001 certification, with approximately 20 additional facilities targeting certification within the next 12-18 months.

Industrial Emissions

We operate a number of manufacturing facilities that use environmentally sensitive processes and hazardous materials. Our manufacturing facilities are subject to a program of regular third party and internal environmental compliance audits or inspections. We believe that all of these operations meet, in all material respects, applicable governmental standards for waste handling and emissions. Notwithstanding this compliance, we have in the past and may in the future experience complaints regarding some of our manufacturing facilities from neighbouring parties. In the past, such complaints have

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been addressed by open dialogue with relevant stakeholders and, where appropriate, manufacturing process adjustments. In addition, facilities have in the past and may in the future receive a notice of violation or similar communication from local regulators during routine reviews. We have in the past and will continue in the future to address any such notices promptly. Further, in spite of generating and disposing of hazardous wastes in full compliance with the regulations, a waste generator (manufacturing facility) can be named as a Potentially Responsible Party (“PRP”) if a U.S.-based waste handling or disposal facility used by the manufacturing facility goes bankrupt, or is otherwise unable to clean up any contamination associated with its operation. Costs associated with being a PRP could be material depending upon the site conditions and the number of participating PRPs. In order to mitigate this risk, we require each of our facilities to ensure that any waste haulers or disposal facilities that they use carry pollution liability insurance in addition to being appropriately licensed.

We are also subject to environmental laws requiring investigation and clean-up of environmental contamination. From time to time, our operations and properties become the subject of inquiries or investigations of environmental regulators. We are in various stages of investigation or clean-up at our manufacturing facilities where contamination has been alleged or identified. These stages include performing periodic soil and groundwater sampling, determining the most appropriate corrective action approach for remediating the contamination and obtaining regulatory approval of such approach, performing the remediation and monitoring the status of our remediation. Estimating environmental clean-up liabilities is complex and heavily dependent on the nature and extent of historical information and physical data about the contaminated site, the complexity of the contamination, the uncertainty of which remedy to apply and the outcome of discussions with regulatory authorities relating to the contamination. To date, the aggregate costs incurred in complying with environmental laws and regulations, including the costs of clean-up and remediation, have not had a material adverse effect on us. However, changes in these government laws and regulations are ongoing and may make environmental compliance, such as emissions control and waste disposal, increasingly expensive. In 2013, we spent approximately $1.4 million on environmental clean-up and remediation costs and currently estimate similar expenditures for 2014.

We are subject to environmental laws and regulations both as tenant and owner of our properties. Our leases with Granite REIT generally provide that, as tenant, we must maintain the leased properties in accordance with all applicable laws, including environmental laws. We are also responsible for removing all hazardous and toxic substances when and as required by applicable laws and, in any event, prior to the termination of our occupation of the leased properties. This applies whether or not the contamination occurred prior to our use of the leased properties, unless it was not caused or exacerbated by our use. Our leases with Granite REIT generally also contain indemnities in favour of the landlord with respect to environmental matters and those indemnities expire after a specified period of time following the termination of the leases.

Greenhouse Gas Emissions

Regulations for greenhouse gas emissions from manufacturing operations are in place or proposed for a number of jurisdictions. They include phased-in mandatory reporting and, in some jurisdictions, reduction targets. Although our operations in various jurisdictions have to meet any applicable regulatory targets for greenhouse gas (GHG) reduction, our operations are not major emitters and generally do not exceed local reporting thresholds. Accordingly, we do not currently anticipate that current or future regulatory targets for such GHG reduction or future greenhouse gas emission caps would have a material adverse effect on our operations. Magna currently participates in the Carbon Disclosure Project, a not-for-profit project designed to provide investors with information relating to corporate greenhouse gas emissions and perceived corporate risk due to climate change.

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CORPORATE SOCIAL RESPONSIBILITY

We are committed to being a good corporate citizen and have backed-up our commitment with concrete actions in five core areas:

Contributing to Society & Community Development

Corporate Giving

Since the adoption of our Corporate Constitution in 1984, we have allocated up to two percent of our Pre-Tax Profits Before Profit Sharing (as defined in our Corporate Constitution) to supporting social and charitable causes, primarily in the communities around the world in which our employees live and work.

Our donations and sponsorships are focused primarily on:

•	Technical and Vocational Training/Education;

•	Employee and Community Health and Wellness;

•	Disaster Relief; and

•	Youth Sports.

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Employee Volunteerism

We also encourage the efforts of those employees who devote their time, energy and passion to making a positive contribution to their workplace and communities through direct giving, special events, focused fundraising, volunteer work, and other activities.

Occupational Health & Safety

Our employees are a key factor in our success and protection of their health and well-being is important to us. We have long demonstrated a strong commitment to providing a safe and healthful work environment for our employees and visitors to our facilities, as reinforced through our Employee’s Charter. To the extent an employee believes we have not fulfilled our promise to provide a safe and healthful working environment, he or she has numerous avenues to elevate the concern, including our Employee Hotline. Additionally, our HSE Policy, articulates our goal of being an industry leader in providing a safe and healthful working environment. This commitment is fulfilled through a regular program of health and safety audits and inspections of our global facilities, covering health, safety, industrial-hygiene, industrial ergonomics and emergency preparedness policies and action plans. The results of our health and safety audits and inspections are reported quarterly to and overseen by the EROC. Our health and safety department holds regular conferences with representatives of our manufacturing facilities to reinforce our commitment to providing a safe and healthful work environment and share best practices with respect to occupational health and safety.

Environmental Responsibility & Stewardship

We are committed to being an industry leader in environmental practices, including efficient use of natural resources, minimization of waste streams and emissions and innovation to reduce the environmental impact of our products. We seek to comply with or, where reasonably possible, exceed environmental regulatory requirements and minimize the impact of our operations on the environment. Although our manufacturing facilities are generally not significant greenhouse gas emitters or water users, we participate in the Carbon Disclosure Project which provides investors with information relating to corporate greenhouse gas emissions and perceived corporate risk due to climate change.

We maintain an environmental compliance program consisting of regular third party and internal audits or inspections of our facilities for compliance with local regulations, our internal corporate standards and industry best practices. The results of our environmental program are reported quarterly to and are overseen by the EROC. A more detailed discussion of our environmental compliance program and the requirements of our HSE Policy can be found above under “3. DESCRIPTION OF THE BUSINESS – ENVIRONMENTAL MATTERS”. Our environmental department holds regular conferences with representatives from our manufacturing facilities to reinforce our commitment to environmental responsibility, keep our local and regional teams informed of changing regulations and to share best practices with respect to environmental compliance and sustainability initiatives.

Sustainability Through Innovation

One of the most important ways we contribute to environmental sustainability is through development of automotive technologies that support our customers’ goals of producing vehicles with reduced emissions and lower fuel consumption. Some recent examples of innovative products we have developed in connection with these goals can be found above under “3. DESCRIPTION OF THE BUSINESS – RESEARCH AND DEVELOPMENT”.

Waste Elimination & Recycling

Our Operational Principles, which are posted in each of our facilities globally, include waste and scrap elimination as a key principle. Waste reduction and scrap elimination will continue to be important considerations in our manufacturing activities, including as part of our efforts to implement World Class Manufacturing in our facilities globally.

Energy Reduction

Many of our facilities around the globe have developed structured energy teams tasked with achieving energy reductions through efficiency improvements. A number of our Divisions have made important incremental changes that have reduced

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our energy consumption, including lighting retrofits, compressed air leak detection and repair, door upgrades to reduce heat loss and monitoring of electrical panel efficiency. These initiatives are supported at the corporate level, including through: training courses designed to promote strategies for reduced energy use; an internal energy savings collaboration site which allows Divisions to view implemented projects, associated costs and savings and implementation recommendations; and our two energy “Champions” (North America and Europe) who identify and promote energy reduction initiatives. In 2013, we held our first ever energy conference that brought together representatives from many of our Divisions to discuss opportunities for increased energy efficiency and encourage sharing of information and best practices.

Respecting Employee Rights & Global Working Conditions

We are committed to providing working conditions and standards that result in dignified and respectful treatment of all of our employees globally, as well as those within our supply chain. Our Global Working Conditions, together with our Code of Conduct prohibit use of child, underage, slave or forced labour. Among other things, the Global Working Conditions also articulate our belief that workers have the right to associate freely and join labour unions or workers’ councils in accordance with applicable laws. Our Global Working Conditions are an integral part of our supplier package and a failure by any of our suppliers to comply with its terms can result in the termination by Magna of the supply relationship.

Workplace Diversity & Equal Opportunity

We are a highly diverse company operating in 316 manufacturing facilities and 84 product development, engineering and sales centres in 29 countries. Our over 125,000 employees conduct business in over 24 languages and reflect a diversity of ethnicities, geographic origin, age, gender and other characteristics. We value diversity and view it as a competitive advantage. Our Employee’s Charter has fostered diversity through the principles of fair treatment and equal opportunity based on an individual’s qualifications and performance, free of discrimination or favouritism and we regularly reinforce these principles through employee meetings, training and communications.

Supply Chain Responsibility

Our Expectations of our Suppliers

Our contractual arrangements with suppliers require, among other things, compliance with our Code of Conduct, including compliance with laws, respect for employee rights and environmental responsibility. Our Global Working Conditions (discussed above) are communicated to our suppliers and a failure by any of our suppliers to comply with its terms can result in the termination by Magna of the supply relationship. We also support and are actively participating in automotive industry efforts to develop common industry standards relating to business ethics, environmental standards, working conditions and employee rights. We will continue to engage with our suppliers to raise awareness of the importance of social responsibility in our supply chain.

Supplier Diversity

We value supplier diversity and support it through our purchasing activities. To further support our supplier diversity efforts, we participate as a corporate member of a number of industry-recognized supplier diversity organizations.

Conflict Minerals

We support efforts to rid automotive parts and assemblies of conflict minerals such as gold, tantalite, tungsten and tin which are sourced from mines under the control of violent forces in the Democratic Republic of Congo and certain neighbouring countries. Consistent with the approach taken by our customers, suppliers and other fellow members of the Automotive Industry Action Group, we are engaged in the process of determining whether any products which we make or buy contain such “conflict minerals” and will file our first conflict minerals report with the United States Securities and Exchange Commission in May 2014.

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ETHICS AND LEGAL COMPLIANCE

We strive to be an ethical and responsible corporate citizen and are committed to conducting business in a legal and ethical manner globally. Our Chief Executive Officer, and our Executive and Group Management, have communicated and consistently reinforced our clear and unequivocal compliance expectations through all levels of our organization. Our Code of Conduct which applies equally to all of our Directors, officers and employees, articulates our compliance-oriented values and our expectations generally. It also establishes our standards of conduct in a number of specific areas, including:

•	employment practices and employee rights;

•	compliance with law, generally;

•	conducting business with integrity, fairness and respect;

•	fair dealing, including prohibition on giving or receiving bribes;

•	accurate financial reporting;

•	standards of conduct for senior financial officers;

•	prohibition on insider trading and derivative monetization transactions;

•	timely public disclosure of material information;

•	compliance with antitrust and competition laws;

•	environmental responsibility;

•	occupational health and safety;

•	management of conflicts of interest;

•	protection of employees’ personal information;

•	protection by employees of confidential information; and

•	compliance with our corporate policies.

The Code of Conduct, which is disclosed on the corporate governance section of our website (www.magna.com) and posted on our employee intranet in 24 different languages, is administered by the Audit Committee of our Board. The Audit Committee reviews the Code of Conduct at least annually and recommends to our Board of Directors any revisions that may be advisable from time to time. We have also supplemented and reinforced the requirements of the Code of Conduct through the adoption of policies covering: bribery and improper payments; tooling practices; gifts and entertainment; and anti-trust and competition.

In order to help Directors, officers and other employees understand the values, standards and principles underlying the Code, we have implemented a comprehensive compliance program which includes a mix of live training sessions and online training modules. Online training was rolled-out in 2012, and an initial course has been completed by approximately 16,000 officers and employees to date. Among other things, each employee participating in the online training is required to read and acknowledge their understanding of the Code of Conduct. We have also developed specialized compliance training modules which target specific functional audiences, including purchasing, finance, sales, program and engineering management personnel, as well as General Managers and Assistant General Managers. These specialized programs are designed to be interactive and also incorporate real-life scenarios, which we believe amplifies our compliance expectations and resonates more powerfully with participants. Live training is typically conducted by in-house lawyers, supported by external legal counsel where appropriate.

The Board oversees our ethics and legal compliance training program. The global implementation of the program is supervised by the Magna Compliance Council, a body that includes our: Executive Vice President & Chief Financial Officer; Executive Vice President & Chief Legal Officer; Executive Vice-President and Chief Marketing Officer; Executive Vice-President and Chief Human Resources Officer; General Counsel, North America; General Counsel, Europe; Vice President, Ethics & Legal Compliance; Vice-President, Internal Audit; and Vice-President, Operational Quality and Improvement. The Compliance Council is tasked with, among other things, providing overall direction for our compliance program, approving key initiatives and ensuring that the required elements of our compliance program are being carried out globally by our cross-functional product group Compliance Committees. These product group Compliance Committees are supported by cross-functional regional Compliance Committees and Divisional compliance teams.

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We also maintain a confidential and anonymous whistle-blower procedure known as the Good Business Line (“GBL”) for employees and other stakeholders such as customers and suppliers. Stakeholders may make submissions to the GBL 24 hours per day, seven days a week, in over 20 languages, by phone, mail or online (www.magnagbl.com). Submissions are received and tracked by an independent third-party service provider. Reports to the GBL are reviewed by our Internal Audit and Corporate Legal departments and when appropriate, an investigation is conducted. The Vice-President, Internal Audit together with our Corporate Legal department supervises all GBL-related investigations. The Audit Committee receives quarterly presentations regarding GBL activity and details of submissions are discussed by the head of Internal Audit with the Audit Committee in an in camera session without members of Management present.

INTELLECTUAL PROPERTY

We own and use numerous patents and patent applications in connection with our operations. We are also licensed to use patents or technology owned by others. From time to time, claims of patent infringement are made by or against us. None of the claims against us has had, and we believe that none of the current claims will have, a material adverse effect upon us. While in the aggregate our patents and licenses are considered important in the operation of our business, we do not consider them of such importance that the expiry of any one patent or license would materially affect our business.

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RISK FACTORS

The industry in which we compete and the business we conduct are subject to a number of risks and uncertainties. These risks and uncertainties, together with a number of assumptions underlie the forward-looking statements made in this Annual Information Form. In order to fully understand these risks, uncertainties and assumptions, you should carefully consider the following risk factors in addition to other information included in this Annual Information Form.

A worsening of economic and political conditions may result in lower consumer confidence. Lower consumer confidence could result in a decline in production volumes as a result of lower consumer demand which could have a material adverse effect on our profitability.

The global automotive industry is cyclical. A worsening of economic and political conditions, including through rising interest rates or inflation, high unemployment, increasing energy prices, declining real estate values, increased volatility in global capital markets, international conflicts, sovereign debt concerns, an increase in protectionist measures and/or other factors, may result in lower consumer confidence, which has a significant impact on consumer demand for vehicles. Vehicle production is closely related to consumer demand. A significant decline in production volumes from current levels could have a material adverse effect on our profitability.

Our profitability could be materially adversely affected by costs associated with downsizing, closing or selling some of our European operations or other significant, non-recurring costs.

The European automotive industry continues to experience significant overcapacity, elevated levels of vehicle inventory, reduced consumer demand for vehicles and depressed production volumes and sales levels. In response to these conditions, some automobile manufacturers are restructuring their European operations, including through plant closures, and other automobile manufacturers may take similar actions. In addition to planned actions, we may take additional restructuring or downsizing actions. In such an event, we may incur restructuring, downsizing and/or other significant non-recurring costs in our European operations, which could have a material adverse effect on our profitability.

Our profitability could be materially adversely affected by fines or penalties imposed by antitrust and competition regulatory authorities, including the German Cartel Office.

The automotive industry has in recent years been the subject of increased government enforcement of antitrust and competition laws, particularly by the United States Department of Justice and the European Commission. Currently, investigations are being conducted in several product areas. We understand that investigations of this nature can continue for several years, and regulators in other jurisdictions could choose to initiate investigations in existing or other product areas. Where wrongful conduct is found, antitrust regulators have the authority to impose significant civil or criminal penalties.

On September 24, 2013, representatives of the Bundeskartellamt, the German Federal Cartel Office (the “Cartel Office”), attended at one of the Company’s operating Divisions in Germany to obtain information in connection with an ongoing antitrust investigation relating to suppliers of automobile textile coverings and components, particularly trunk linings. In light of the early stage of the Cartel Office investigation, we are unable to predict its duration or outcome, including whether any operating Division of the Company could be found liable for any violation of law or the extent of any fine, if found to be liable. The Cartel Office has the authority to impose administrative fines which it calculates in accordance with formula-based guidelines tied to the level of affected sales. The formula also takes into account the gravity of the infringement, as well as other mitigating and aggravating factors. Absent aggravating factors, the maximum fine is typically 10% of the affected sales for the infringement period multiplied by a factor based on the consolidated sales of the group of companies to which the offending entity belongs. If applied to a company with Magna’s level of consolidated sales, this factor is approximately five, which could result in a maximum fine of approximately 50% of the affected sales. Additional information regarding these guidelines is publicly available on the Cartel Office’s website.

Our policy is to comply with all applicable laws, including antitrust and competition laws. In the event of any violation of such laws, any fines imposed by a regulatory authority, including by the Cartel Office under the guidelines referred to above, could have a material adverse effect on our profitability in the year such fine is imposed.

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We may not be able to grow our business with Asian-based automotive customers, or grow our business enough with such customers to offset potentially slower growth with our largest customers, which could materially adversely affect our profitability.

In light of the amount of business we currently have with our largest customers in North America and Europe, our opportunities for incremental growth with these customers may be limited. The amount of business we have with Asian-based customers, including Toyota, Nissan, Hyundai/Kia and Honda, generally lags that of our largest customers, due in part to the existing relationships between such Asian-based automobile manufacturers and their preferred suppliers. There is no certainty that we can achieve growth with Asian-based automobile manufacturers, nor that any such growth will offset slower growth we may experience with our largest customers in North America and Europe. As a result, our inability to grow our business with Asian-based automobile manufacturers could have a material adverse effect on our profitability.

Our short-term profitability could be materially adversely affected by costs associated with selling some of our product lines, downsizing, closing or selling some of our operations or other significant, non-recurring costs.

We may sell some product lines and/or downsize, close or sell some of our operating Divisions. By taking such actions, we may incur restructuring, downsizing and/or other significant non-recurring costs. These costs may be higher in some countries than others and could have a material adverse effect on our profitability.

Our inability to turn around financially underperforming operations could have a material adverse effect on our profitability and operations.

Although we are working to turn around financially underperforming operating Divisions, there is no guarantee that we will be successful in doing so in the short to medium term. The continued underperformance of one or more operating Divisions could have a material adverse effect on our profitability and operations.

Our inability to offset price concessions or additional costs from our customers could have a material adverse effect on our profitability.

We face ongoing pricing pressure from automobile manufacturers, including through: long-term supply agreements with mutually agreed price reductions over the life of the agreement; incremental annual price concession demands; and pressure to absorb costs related to product design, engineering and tooling and other items previously paid for directly by automobile manufacturers. Automobile manufacturers possess significant leverage over their suppliers as a result of their purchasing power and the highly competitive nature of the automotive supply industry. We attempt to offset price concessions and costs in a number of ways, including through negotiations with our customers, improved operating efficiencies and cost reduction efforts. Our inability to fully offset price concessions or costs previously paid for by automobile manufacturers could have a material adverse effect on our profitability.

Our profitability may be adversely affected by program launch difficulties.

The launch of new business is a complex process, the success of which depends on a wide range of factors, including the production readiness of our and our suppliers’ manufacturing facilities and manufacturing processes, as well as factors related to tooling, equipment, employees, initial product quality and other factors. Our failure to successfully launch material new or takeover business could have an adverse effect on our profitability.

Shifts in market share away from our top customers could have a material adverse effect on our profitability.

Although we supply parts to all of the leading automobile manufacturers, a significant majority of our sales are to six customers: General Motors, Fiat/Chrysler, BMW, Ford, Volkswagen and Daimler. While we have diversified our customer base somewhat in recent years and continue to attempt to further diversify, there is no assurance we will be successful. Shifts in market share away from our top customers could have a material adverse effect on our profitability.

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Shifts in market shares among vehicles or vehicle segments or shifts away from vehicles on which we have significant content could have a material adverse effect on our profitability.

While we supply parts for a wide variety of vehicles produced globally, we do not supply parts for all vehicles produced, nor is the number or value of parts evenly distributed among the vehicles for which we do supply parts. Shifts in market shares among vehicles or vehicle segments, particularly shifts away from vehicles on which we have significant content and shifts away from vehicle segments in which our sales may be more heavily concentrated, could have a material adverse effect on our profitability.

We are exposed to a number of risks related to conducting business in foreign countries. The occurrence of any such risks could have an adverse effect on our operations, financial condition and profitability.

While we continue to expand our manufacturing footprint with a view to taking advantage of opportunities in markets such as China, India, Brazil, Eastern Europe and other non-traditional markets for us, we cannot guarantee that we will be able to fully realize such opportunities. Additionally, the establishment of manufacturing operations in new markets carries its own risks, including those relating to:

•	political, civil and economic instability and uncertainty;

•	corruption risks;

•	high inflation and our ability to recover inflation-related cost increases;

•	trade, customs and tax risks;

•	expropriation risks;

•	currency exchange rates;

•	currency controls;

•	limitations on the repatriation of funds;

•	insufficient infrastructure; and

•	other risks associated with conducting business internationally.

Expansion of our business in non-traditional markets is an important element of our strategy and, as a result, our exposure to the risks described above may be greater in the future. The likelihood of such occurrences and their potential effect on us vary from country to country and are unpredictable, however, the occurrence of any such risks could have an adverse effect on our operations, financial condition and profitability.

Prolonged supply disruptions could have a material adverse effect on our profitability.

A disruption in the supply of components to us from our suppliers could cause the temporary shut-down of our or our customers’ production lines. Any prolonged supply disruption, including due to the inability to re-source or in-source production, could have a material adverse effect on our profitability.

Work stoppages and other labour relations disputes could have a material adverse effect on our operations and profitability.

Some of our manufacturing facilities are unionized, as are many manufacturing facilities of our customers and suppliers. Unionized facilities are subject to the risk of labour disruptions from time to time, including as a result of restructuring actions taken by us, our customers and other suppliers. We cannot predict whether or when any labour disruption may arise, or how long such a disruption could last if it does arise. A significant labour disruption could lead to a lengthy shutdown of our or our customers’ and/or our suppliers’ production lines, which could have a material adverse effect on our operations and profitability.

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Scheduled production shutdowns of our customers’ production facilities could cause our sales and profitability to fluctuate within a fiscal year.

Our business is generally not seasonal. However, our sales and profits are closely related to our automotive customers’ vehicle production schedules. Our largest North American customers typically halt production for approximately two weeks in July and one week in December. In addition, many of our customers in Europe typically shut down vehicle production during portions of August and one week in December. These scheduled shutdowns of our customers’ production facilities could cause our sales and profitability to fluctuate when comparing fiscal quarters in any given year.

We may not be able to compete as successfully as some of our competitors in certain product or geographic areas, which could have an adverse effect on our operations and profitability.

The automotive supply industry is highly competitive. As a result of our diversified automotive business, some competitors in each of our product capabilities have greater market share than we do. Failure to successfully compete with existing or new competitors could have an adverse effect on our operations and profitability.

A reduction in outsourcing by our customers, or the loss of any material production or assembly programs, combined with a failure to secure sufficient alternative programs, could have a material adverse effect on our profitability.

We depend on the outsourcing of components, modules and assemblies, as well as complete vehicles, by automobile manufacturers. The extent of automobile manufacturer outsourcing is influenced by a number of factors, including: relative cost, quality and timeliness of production by suppliers as compared to automobile manufacturers; capacity utilization; automobile manufacturers’ perceptions regarding the strategic importance of certain components/modules to them; labour relations among automobile manufacturers, their employees and unions; and other considerations. A reduction in outsourcing by automobile manufacturers, or the loss of any material production or assembly programs combined with the failure to secure alternative programs with sufficient volumes and margins, could have a material adverse effect on our profitability.

Termination or non-renewal of a production purchase order by a customer could have an adverse effect on our profitability.

Contracts from our customers consist of blanket purchase orders which generally provide for the supply of components for a customer’s annual requirements for a particular vehicle, instead of a specific quantity of products. These blanket purchase orders can be terminated by a customer at any time and, if terminated, could result in our incurring various pre-production, engineering and other costs which we may not recover from our customer and which could have an adverse effect on our profitability.

Our profitability and financial condition could be materially adversely affected if we are unsuccessful in consistently developing innovative products and processes.

We continue to invest in technology and innovation which we believe will be critical to our long-term growth. Our ability to anticipate changes in technology and to successfully develop and introduce new and enhanced products and/or manufacturing processes on a timely basis will be a significant factor in our ability to remain competitive. If we are unsuccessful or are less successful than our competitors in consistently developing innovative products and/or processes, we may be placed at a competitive disadvantage, which could have a material adverse effect on our profitability and financial condition.

We recorded significant impairment charges in recent years and could record additional impairment charges in the future which could have a material adverse effect on our profitability.

We recorded significant impairment charges related to goodwill and long-lived assets in recent years and may continue to do so in the future. The early termination, loss, renegotiation of the terms of, or delay in the implementation of, any significant production contract could be indicators of impairment. In addition, to the extent that forward-looking assumptions regarding: the impact of turnaround plans on underperforming operations; new business opportunities; program price and cost assumptions on current and future business; the timing and success of new program launches; and forecast production volumes; are not met, any resulting impairment loss could have a material adverse effect on our profitability.

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Our inability to offset commodities price increases could have a material adverse effect on our profitability.

Prices for certain key raw materials and commodities used in our parts, including steel and resin, continue to be volatile. To the extent we are unable to offset commodity price increases:

•	by passing such increases to our customers;

•	by engineering products with reduced commodity content;

•	through hedging strategies;

•	or otherwise,

such additional commodity costs could have an adverse effect on our profitability.

Significant long-term fluctuations in relative currency values could have an adverse effect on our profitability and financial condition, and could adversely impact our competitiveness in certain regions.

Although our financial results are reported in U.S. dollars, a significant portion of our sales and operating costs are realized in Canadian dollars, euros, British pounds and other currencies. Our profitability is affected by movements of the U.S. dollar against the Canadian dollar, the euro, the British pound and other currencies in which we generate revenues and incur expenses. Significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or British pound, could have an adverse effect on our profitability and financial condition and any sustained change in such relative currency values could adversely impact our competitiveness in certain geographic regions.

Our failure to successfully identify, complete and integrate acquisitions could have a material adverse effect on our profitability.

We intend to continue to pursue acquisitions in those product areas which we have identified as key to our business strategy. However, we may not be able to identify suitable acquisition targets or successfully acquire any suitable targets which we identify. Additionally, we may not be able to successfully integrate or achieve anticipated synergies from those acquisitions which we do complete, which could have a material adverse effect on our profitability.

We may become subject to liabilities or risks if our acquisition due diligence efforts are limited or prove to be insufficient which could materially adversely affect our profitability.

Although we seek to conduct appropriate levels of due diligence of our acquisition targets, these efforts may not always prove to be sufficient in identifying all risks and liabilities related to the acquisition, including as a result of: limited access to information; time constraints for conducting due diligence; inability to access target company plants and/or personnel; or other limitations on the due diligence process. As a result, we may become subject to liabilities or risks not discovered through our due diligence efforts, which could have a material adverse effect on our profitability.

Warranty and recall costs could have a material adverse effect on our profitability and financial condition.

Our customers continue to demand that we bear the cost of the repair and replacement of defective products which are either covered under their warranty or are the subject of a recall by them. Warranty provisions are established based on our best estimate of the amounts necessary to settle existing or probable claims on product defect issues. Recall costs are costs incurred when government regulators and/or our customers decide to recall a product due to a known or suspected performance issue and we are required to participate either voluntarily or involuntarily. Currently, under most customer agreements, we only account for existing or probable warranty claims. Under certain complete vehicle engineering and assembly contracts, we record an estimate of future warranty-related costs based on the terms of the specific customer agreements and the specific customer’s warranty experience. While we possess considerable historical warranty and recall data and experience with respect to the products we currently produce, we have little or no warranty and recall data which allows us to establish accurate estimates of, or provisions for, future warranty or recall costs relating to new products, assembly programs or technologies being brought into production. The obligation to repair or replace such products could have a material adverse effect on our profitability and financial condition.

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Natural disasters could disrupt our supply of products to our customers which could have a material adverse effect on our operations and profitability.

Our manufacturing facilities are subject to risks associated with natural disasters, including fires, floods, hurricanes and earthquakes. The occurrence of any of these disasters could cause the total or partial destruction of a manufacturing facility, thus preventing us from supplying products to our customers and disrupting production at their facilities for an indeterminate period of time. The inability to promptly resume the supply of products following a natural disaster at a manufacturing facility could have a material adverse effect on our operations and profitability.

An increase in our pension funding obligations could have a material adverse effect on our profitability and financial condition.

Some of our current and former employees in Canada and the United States participate in defined benefit pension plans. Although these plans have been closed to new participants, existing participants in Canada continue to accrue benefits. Our defined benefit pension plans are not fully funded and our pension funding obligations could increase significantly due to a reduction in the funding status caused by a variety of factors, including: weak performance of capital markets; declining interest rates; failure to achieve sufficient investment returns; investment risks inherent in the investment portfolios of the plans; and other factors. A significant increase in our pension funding obligations could have a material adverse effect on our profitability and financial condition.

Legal claims and/or regulatory actions against us could have a material adverse effect on our financial position.

From time to time, we may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. Depending on the nature or duration of any potential proceedings or claims, we may incur substantial costs and expenses and may be required to devote significant management time and resources to the matters. On an ongoing basis, we attempt to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, although it is difficult to predict final outcomes with any degree of certainty. Except as disclosed from time to time in our consolidated financial statements, we do not believe that any of the proceedings or claims to which we are party will have a material adverse effect on our profitability; however, we cannot provide any assurance to this effect.

Our profitability may be materially adversely affected by our inability to utilize tax losses or because of tax exposures we face.

We have incurred losses in some countries which we may not be able to fully or partially offset against income we have earned in those countries. In some cases, we may not be able to utilize these losses at all if we cannot generate profits in those countries and/or if we have ceased conducting business in those countries altogether. Our inability to utilize tax losses could materially adversely affect our profitability. At any given time, we may face other tax exposures arising out of changes in tax or transfer pricing laws, tax reassessments or otherwise. To the extent we cannot implement measures to offset these exposures, they may have a material adverse effect on our profitability.

Changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates could have a material adverse effect on our profitability.

Our effective tax rate varies in each country in which we conduct business. Changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates could have a material adverse effect on our profitability.

A downgrade in credit ratings assigned to us could impact our cost of borrowing, which could have an adverse effect on our profitability and financial condition.

The credit ratings currently assigned to us by DBRS, Moody’s and Standard & Poor’s, or that may in the future be assigned to us by other ratings agencies, are subject to change in accordance with the criteria established by such ratings agencies.

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There is no assurance that any rating assigned to us will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future. A downgrade in the credit ratings assigned to us by one or more rating agencies could increase our cost of borrowing or impact our ability to renegotiate loans made to us, which could have an adverse effect on our profitability and financial condition.

Significant changes in laws and governmental regulations could have an adverse effect on our profitability.

A significant change in the current regulatory environment in our principal markets could have an adverse effect on our profitability. Additionally, we could be adversely affected by changes in tax or other laws which impose additional costs on automobile manufacturers or consumers, or more stringent fuel economy and emissions requirements on manufacturers, of sport-utility vehicles, light trucks and other vehicles from which we derive some of our sales.

Compliance with environmental laws and regulations could have an adverse effect on our financial condition or profitability.

We are subject to a wide range of environmental laws and regulations relating to air emissions, wastewater discharge, waste management and storage of hazardous substances. We are also subject to environmental laws requiring investigation and clean-up of environmental contamination and are in various stages of investigation and clean-up at our manufacturing facilities where contamination has been alleged. Estimating environmental clean-up liabilities is complex and heavily dependent on the nature and extent of historical information and physical data relating to the contaminated sites, the complexity of the contamination, the uncertainty of which remedy to apply and the outcome of discussions with regulatory authorities relating to the contamination. In addition, these environmental laws and regulations are complex, change frequently and have tended to become more stringent and expensive over time. Therefore, we may not have been, and in the future may not be, in complete compliance with all such laws and regulations and we may incur material costs or liabilities as a result of such laws and regulations significantly in excess of amounts we have reserved. To the extent that we incur liabilities or costs in excess of the amounts we have reserved in order to comply with environmental laws and regulations, such liabilities or costs could have an adverse effect on our financial condition or profitability.

An unanticipated deterioration of economic conditions could result in depletion of our cash resources, which could have a material adverse effect on our operations and financial condition.

We believe we will have sufficient available cash to successfully execute our business plan and balance sheet strategy, even in the event of another global recession similar to that of 2008-2009. However, uncertain economic conditions create significant planning risks for us. The occurrence of an economic shock not contemplated in our business plan, a rapid deterioration of economic conditions or a more prolonged recession than that experienced in 2008-2009 could result in the depletion of our cash resources, which could have a material adverse effect on our operations and financial condition.

We may not achieve returns on investments which equal or exceed past returns which could materially adversely affect our profitability.

In recent years, we have invested significant amounts of money in our business through capital expenditures to support new facilities, expansion of existing facilities, purchases of production equipment and acquisitions. Returns achieved on such investments in the past are not necessarily indicative of the returns we may achieve on future investments and our inability to achieve returns on future investments which equal or exceed returns on past investments could have a material adverse effect on our level of profitability.

Trading prices of our Common Shares are not predictable and may fluctuate significantly due to a variety of factors, many of which are outside of our control.

Trading prices of our Common Shares cannot be predicted and may fluctuate significantly due to a variety of factors, many of which are outside our control, including: general economic and stock market conditions; variations in our operating results and financial condition; differences between our actual operating and financial results and those expected by investors and stock analysts; changes in recommendations made by stock analysts, whether due to factors relating to us, our customers, the automotive industry or otherwise; significant news or events relating to our primary customers, including the release of vehicle production and sales data; investor and stock analyst perceptions about the prospects for our or our primary customers’ respective businesses or the automotive industry; and other factors.

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4. DIVIDENDS

Dividends Paid

The following table sets forth the cash dividends we have paid on our Common Shares for the last three years:

PERIOD	PAYMENT DATE	RECORD DATE	AMOUNT PER COMMON SHARE
Calendar 2014 (to date)	March 28	March 14	$0.380
Calendar 2013	December 13	November 29	$0.320
	September 16	August 30	$0.320
	June 17	May 31	$0.320
	March 27	March 13	$0.320
Calendar 2012	December 14	November 30	$0.275
	September 14	August 31	$0.275
	June 15	May 31	$0.275
	March 23	March 12	$0.275
Calendar 2011	December 15	November 30	$0.250
	September 15	August 31	$0.250
	June 15	May 31	$0.250
	March 23	March 11	$0.250

The payment of dividends and the amount thereof is determined by our Board in accordance with our Corporate Constitution (see “Section 8. CORPORATE CONSTITUTION – Dividends”), taking into account earnings, cash flow, capital requirements, our financial condition and other relevant factors.

Dividend Reinvestment Plan (DRIP)

Since 1994, we have maintained a dividend reinvestment plan in which registered shareholders have the option to purchase additional Common Shares by investing the cash dividends paid on their shares.

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5. DESCRIPTION OF OUR CAPITAL STRUCTURE

Authorized Share Capital

Our authorized share capital consists of an unlimited number of Common Shares and 99,760,000 Preference Shares, issuable in series, all with no par value. As of March 25, 2014, a total of 219,732,055 Common Shares were outstanding. No Preference Shares have been issued or are outstanding.

The following is a brief description of the significant attributes of our authorized share capital and is qualified in its entirety by reference to the detailed provisions in our charter documents. See “Section 8. – CORPORATE CONSTITUTION” for additional terms and conditions relating to our authorized share capital. The attributes of our Common Shares and our Preference Shares are set out in our charter documents, which include our Corporate Constitution.

Common Shares

The holders of our Common Shares are entitled:

•	to one vote for each Common Share held at all meetings of our shareholders, other than meetings of the holders of another class or series of shares;

•	to receive any dividends that may be declared by our Board, subject to the preferential rights attaching to any shares ranking in priority to our Common Shares; and

•

to receive, after the payment of our liabilities and subject to the rights of the holders of any shares ranking in priority to our Common Shares, all our property and assets available for distribution in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of assets among our shareholders for the purpose of winding-up our affairs.

Preference Shares

Our Board may, without the approval of any of our shareholders, fix the number of shares in, and determine the attributes of, an individual series of Preference Shares and issue shares of such series from time to time. The shares of each such series will be entitled to a preference over our Common Shares, but will rank equally with the Preference Shares of every other series with respect to the payment of dividends and in the distribution of all our property and assets available for distribution in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of assets among our shareholders for the purpose of winding-up our affairs. No Preference Shares have been issued or are outstanding and we do not currently anticipate issuing any such shares. In the event we do issue Preference Shares in the future, we would expect to issue them solely for legitimate financing purposes and not to block a change of control transaction.

Amendments to Share Provisions and Other Matters

The provisions attaching to our Preference Shares, to a series of our Preference Shares, and to our Common Shares may not be deleted or varied without the approval of the holders of the class or series concerned. In addition, no shares of a class ranking prior to or on a parity with our Preference Shares, or our Common Shares may be created without the approval of the holders of the class or each series of the class concerned. Any approval required to be given must be given by two-thirds of the votes cast by those present or voting at a meeting of the holders of the class or series concerned duly called for that purpose in addition to any other consent or approval required by law.

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Ratings

As of the date of this Annual Information Form, we have been assigned the following senior debt credit ratings:

CREDIT RATING AGENCY	RATING	OUTLOOK/TREND
DBRS(1)	A (low)	Stable
Moody’s(2)	Baa2	Stable
Standard & Poor’s(3)	A-	Stable

Notes:

(1)	Dominion Bond Rating Service’s rating of our senior debt is based on its long-term debt rating scale that ranges from “AAA” to “D which represents the range from highest to lowest credit quality of the long-term debt rated. Long-term debt rated in the “A” rating category is in the third highest category of the relevant scale and is considered by DBRS to be of good credit quality, with substantial capacity for payment of financial obligations. “High” and “low” grades are used to indicate the relative standing of credit within a particular rating category. The absence of one of these designations indicates a rating which is in the middle of the category, excluding the AAA and D categories for which the “high”, “middle” or “low” designations are not used. The DBRS rating trends provide guidance in respect of DBRS’ opinion regarding the outlook for the rating in question, with rating trends falling into one of three categories - “Positive”, “Stable” or “Negative”. The rating trend indicates the direction in which DBRS considers the rating is headed should present tendencies continue, or in some cases, unless challenges are addressed. A “Positive” or “Negative” does not necessarily indicate a ratings change is imminent, but rather the trend represents an indication that there is a greater likelihood that the rating could change in the future than would be the case if a “Stable” trend was assigned.
(2)	Moody’s Investor Service’s senior unsecured issuer rating is an opinion as to our future relative creditworthiness. The credit rating is based on a rating scale that, for global automotive suppliers, ranges from “Aaa” to “Ca”, which represents the range from those obligations with minimal credit risk to those obligations that are highly speculative and likely in, or very near, default. Issuer’s in the “Baa” rating category are in the fourth highest category of the relevant scale and are considered by Moody’s to be subject to moderate credit risk. The determination of the overall rating assigned to a global automotive supplier is based on an assessment of an issuer’s performance in four broad weighted categories which are further broken down into 13 weighted sub-factors each of which maps to a specific letter rating in the range above. The indicated rating category for each sub-factor (i.e., Aaa, Aa, etc.) is then converted into a numeric value, which is then multiplied by the weight for that sub-factor with the results then totaled to produce a composite weighted-factor score, that is itself then mapped back to an alphanumeric rating based on the ratings range from Aaa to Ca. Moody’s appends the numerical modifiers 1, 2, or 3 to each generic rating classification from Aa through Caa. The modifiers 1, 2 and 3 indicate that the obligation ranks in the higher end, mid-range or lower end of its generic rating category, respectively. The Moody’s rating outlook is an opinion regarding the likely direction of an issuer’s rating over the medium term, and fall into one of four categories: Positive, Negative, Stable or Developing.
(3)	Standard & Poor’s issuer credit rating is a current opinion of our overall financial capacity (i.e. credit worthiness) to pay our financial obligations in full and on time. This credit rating is based on a rating scale that ranges from “AAA” to “D”, which represents the range from extremely strong capacity to meet financial obligations to a failure to pay one or more financial obligations when it came due. An issuer with a long-term issuer rating in the “A” rating category is in the third highest category of the relevant scale and is considered by Standard & Poor’s to have a strong capacity to meet its financial commitments but is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than issuers in higher-rated categories. The ratings from “AA” to “CCC” may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. The lack of one of these designations indicates a rating that is in the middle of the category. The S&P rating outlook assesses the potential direction of a credit rating over the intermediate term (typically six months to two years), but is not necessarily a precursor to a rating change. A “Stable” outlook rating means the rating is not likely to change.

Credit ratings are intended to provide investors with an independent measure of the credit quality of debt and securities. The credit ratings assigned to us or our senior debt by the rating agencies are not recommendations to purchase, hold or sell our debt or securities, since such ratings do not address market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.

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6. MARKET FOR SECURITIES

Our Common Shares are listed and posted for trading on the TSX under the trading symbol “MG”, and on the New York Stock Exchange under the trading symbol “MGA”.

The high and low sale prices and volume of shares traded for our Common Shares, as reported by the TSX, for the months during the year ended December 31, 2013 were as follows:

MONTH	HIGH (CDN.$)	LOW (CDN.$)	VOLUME
January	54.59	50.05	15,931,034
February	55.20	52.04	10,226,400
March	59.75	55.03	14,322,009
April	61.27	55.84	14,190,728
May	69.96	59.95	16,697,733
June	75.72	67.62	15,283,199
July	79.34	74.33	12,034,884
August	85.40	78.24	12,645,657
September	87.68	81.81	10,064,678
October	89.25	84.14	9,761,104
November	92.75	85.20	9,657,430
December	87.47	80.52	12,197,911

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7. DIRECTORS AND EXECUTIVE OFFICERS

Directors

Our Board of Directors currently consists of the following members:

NAME AND MUNICIPALITY OF RESIDENCE	DIRECTOR SINCE	PRINCIPAL OCCUPATION
SCOTT B. BONHAM California, U.S.A.	May 10, 2012	Co-Founder and Venture Partner, GGV Capital
PETER G. BOWIE Ontario, Canada	May 10, 2012	Corporate Director
HON. J. TREVOR EYTON Ontario, Canada	May 6, 2010	Corporate Director
V. PETER HARDER(1) Ontario, Canada	May 10, 2012	Senior Policy Advisor, Dentons LLP
LADY BARBARA JUDGE London, United Kingdom	September 20, 2007	Corporate Director
DR. KURT J. LAUK(2) Baden-Württemburg, Germany	May 4, 2011	Co-Founder & President, Globe CP GmbH
DONALD J. WALKER Ontario, Canada	November 7, 2005	Chief Executive Officer of Magna
LAWRENCE D. WORRALL Ontario, Canada	November 7, 2005	Corporate Director
WILLIAM L. YOUNG(3)(4) Massachusetts, U.S.A.	May 4, 2011	Co-Founder and Partner, Monitor Clipper Partners

Notes:

(1)	Mr. Harder was a director of Arise Technologies Corporation (“Arise”) until June 24, 2011. Arise was deemed to have made an assignment into bankruptcy on April 11, 2012.
(2)	Dr. Lauk was a director of Papierfabrik Scheuffelen GmbH, a private company, when it filed for bankruptcy protection under German law on July 17, 2008.
(3)	Chairman of the Board.
(4)	Mr. Young was a director of American Fiber & Yarns and Recycled Paper Greetings, both of which were private companies, when they filed voluntary petitions for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code on September 23, 2008 and January 2, 2009, respectively.

All of our directors were elected to their present terms of office by our shareholders at our Annual Meeting of Shareholders held on May 10, 2013. The term of office for each director expires at the conclusion of the next annual meeting of our shareholders. No executive committee of the Board has been constituted.

All of the directors have held the principal occupations identified above (or another position with the same employer) for not less than five years, except Lady Judge who served as Chairman of the Board of the UK Atomic Energy Authority from 2004 until 2010.

Lady Judge and Messrs. Bonham, Bowie, Eyton, Harder, Lauk, Worrall and Young have all been determined by our Board to be “independent directors” within the meaning of such term under applicable law.

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Our Board currently has three standing Committees, comprised of the following independent directors as of March 26, 2014:

	AUDIT COMMITTEE	CORPORATE GOVERNANCE, COMPENSATION & NOMINATING COMMITTEE	ENTERPRISE RISK OVERSIGHT COMMITTEE
Scott B. Bonham	¢		¢
Peter G. Bowie	¢
Hon. J. Trevor Eyton		¢
V. Peter Harder		¢	¢
Lady Barbara Judge			Chair
Kurt J. Lauk	¢
Lawrence D. Worrall	Chair		¢
William L. Young		Chair

Additional information in respect of each person nominated for election at the Meeting, including two nominees, Cynthia A. Niekamp and Dr. Indira V. Samarasekera, who do not presently serve on our Board, as well as the basis for the Board’s independence determination, can be found in our Circular.

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Executive Officers

Our executive officers currently consist of the following persons:

NAME AND MUNICIPALITY OF RESIDENCE	PRINCIPAL OCCUPATION
DONALD J. WALKER Ontario, Canada	Chief Executive Officer (since November 2010; previously Co-CEO since April 2005)

VINCENT J. GALIFI Ontario, Canada	Executive Vice-President (since September 1996) and Chief Financial Officer (since December 1997)

JEFFREY O. PALMER Ontario, Canada	Executive Vice-President (since January 2001) and Chief Legal Officer (since January 2008)

GUENTHER APFALTER Upper Austria, Austria	President, Magna Europe (since February 2011) and President, Magna Steyr (since January 2008)

SEETARAMA KOTAGIRI Michigan, U.S.A.	Executive Vice-President and Chief Technology Officer (since January 2014)

MARC J. NEEB Ontario, Canada	Executive Vice-President and Chief Human Resources Officer (since January 2014)

TOMMY J. SKUDUTIS Ontario, Canada	Chief Operating Officer, Exteriors, Interiors (since May 2007) Seating, Mirrors, Closures (since May 2010) and Cosma (since February 2013)

JAMES J. TOBIN, Sr. Michigan, U.S.A.	Chief Marketing Officer (since May 2010) and President, Magna Asia (since February 2012)

To the extent that our executive officers have not held the offices identified above for the last five years, they have held the following offices or positions with us and/or have had the following principal occupations, during the last five years:

•

Prior to January 2014, Mr. Kotagiri was Executive Vice President, Corporate Engineering and R&D (since January 2013) and Executive Vice President of Global Engineering and R&D of Cosma International (since June 2008).

•	Prior to January 2014, Mr. Neeb was Executive Vice-President, Global Human Resources (since January 2003).

•	Prior to January 2013, Mr. Skudutis was also President, Cosma International (from January to December 2012).

•

Prior to February 2012, Mr. Tobin was President, Magna Japan and Korea since May 2010. He previously served as Executive Vice-President, Business Development (from December 2007 to May 2010), prior to which he served as Executive Vice-President, Business Development and Sales of Cosma International since January 2006.

Beneficial Ownership of Securities

All our directors and executive officers as a group (16 persons) owned beneficially or exercised control or direction over 1,179,416 Common Shares representing approximately 0.5% of the class, as at March 25, 2014.

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8. CORPORATE CONSTITUTION

Our Corporate Constitution forms part of our charter documents. The Corporate Constitution defines the rights of our employees and investors to participate in our profits and growth and imposes discipline on our management. The description which follows does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the detailed provisions of the Corporate Constitution as contained in our charter documents.

Board of Directors

Our Corporate Constitution requires that a majority of the members of our Board be individuals who are not also our officers, employees or persons related to our officers or employees.

Employee Equity Participation and Profit Sharing Programs

Our Corporate Constitution requires that 10% of our qualifying Employee Pre-Tax Profits Before Profit Sharing (as defined in the Corporate Constitution) for each fiscal year be allocated in that fiscal year or the immediately following fiscal year to:

•	the employee equity participation and profit sharing programs and any other profit sharing programs we have established for our employees; and

•	our defined benefit pension plan (for participating employees).

Members of Divisional, Regional and Executive Management who are direct profit participators in Magna’s profits or those of any subsidiary, do not participate in these employee equity participation and profit sharing programs.

Dividends

Our Corporate Constitution provides that unless otherwise approved by ordinary resolution of the holders of our Common Shares, the holders of our Common Shares will be entitled to receive and we will pay, if, as and when declared by our Board out of funds properly applicable to the payment of dividends, non-cumulative dividends in respect of each fiscal year so that the aggregate of the dividends paid or payable in respect of such year is:

•	equal to at least 10% of our After-Tax Profits (as defined in the Corporate Constitution) after providing for dividends on preference shares, if any, for such year; and

•	on average over a three-year period, equal to at least 20% of our After-Tax Profits (as defined in the Corporate Constitution) after providing for dividends on preference shares, if any.

Changes in Share Capital

Except as otherwise approved by ordinary resolution of the holders of our Common Shares, our Corporate Constitution prohibits:

•	an increase in the maximum number of authorized shares of any class of our capital stock (other than our Common Shares which may be issued in an unlimited amount); and

•

the creation of any new class or series of capital stock having voting rights (other than on default in the payment of dividends) or having rights to participate in our profits (other than securities convertible into existing classes of shares or a class or series of shares having fixed dividends or dividends determined without regard to profits).

Unrelated Investments

Unless approved by ordinary resolution of the holders of our Common Shares, our Corporate Constitution prohibits us from making an investment (whether direct or indirect, by means of loans, guarantee, or otherwise) in any “unrelated business” where such an investment, together with the aggregate of all other investments in unrelated businesses on the

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date in question, exceeds 20% of our “available equity” at the end of the financial quarter immediately preceding the date of investment. For purposes of our Corporate Constitution, the term “unrelated business” means any business that does not:

•	relate to the design, manufacture, distribution or sale of motor vehicles or motor vehicle parts, components, assemblies or accessories;

•	utilize technology, manufacturing processes, equipment or skilled personnel in a manner similar to that utilized or under development by us; or

•	involve the provision of products or services to our suppliers and customers, or the provision of products or services similar to those provided by our suppliers and customers from time to time.

A business will be deemed to cease to be an unrelated business for purposes of our Corporate Constitution if the net profits after tax of such business exceed on average 5% of our aggregate investment in such business for two out of any three consecutive years after the date of such investment. For purposes of our Corporate Constitution, the term “available equity” is defined to mean our total shareholders’ equity, less the stated capital of any non-participating preference shares.

Research and Development

Our Corporate Constitution requires a minimum of 7% of our Pre-Tax Profits (as defined in the Corporate Constitution) for any fiscal year to be allocated to research and development during that fiscal year or the immediately following fiscal year.

Social Objectives

Pursuant to our Corporate Constitution, a maximum of 2% of our Pre-Tax Profits (as defined in the Corporate Constitution) for any fiscal year may be allocated to the promotion of “social objectives” during the fiscal year or the immediately following fiscal year. For purposes of our Corporate Constitution, the term “social objectives” means objectives which, in the sole opinion of our Executive Management, are of a political, patriotic, philanthropic, charitable, educational, scientific, artistic, social or other useful nature to the communities in which we operate.

Profit-Sharing Bonuses; Management Base Salaries

Our Corporate Constitution provides that aggregate profit-sharing bonuses paid or payable to “Corporate Management” in respect of any fiscal year shall not exceed 6% of our Pre-Tax Profits Before Profit Sharing (as defined in the Corporate Constitution) for that fiscal year and that their base salaries shall be comparable to those in industry generally. For purposes of our Corporate Constitution, “Corporate Management” means our chief executive officer, chief operating officer, chief marketing officer and chief administrative officer and any other employee designated by these persons from time to time to be included within “Corporate Management”. In 2015, following expiration of the shareholder-approved compensation arrangements involving our Founder, Frank Stronach, we will reduce the aggregate profit-sharing bonus limit from 6% to 3% of Pre-Tax Profit Before Profit Sharing. For a detailed discussion of our executive compensation, see “CGCNC Compensation and Performance Report”, “Compensation Discussion & Analysis”, “Summary Compensation Table” and “Incentive Plan Awards” in our Circular.

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9. LEGAL PROCEEDINGS

German Cartel Investigation

On September 24, 2013, representatives of the Bundeskartellamt, the German Cartel Office, attended at one of the Company’s operating Divisions in Germany to obtain information in connection with an ongoing antitrust investigation relating to suppliers of automobile textile coverings and components, particularly trunk linings. Our policy is to comply with all applicable laws, including antitrust and competition laws. In light of the early stage of the Cartel Office investigation, we are unable to determine its duration or outcome, including whether or to what extent, if any, operating Divisions of the Company could be found liable for any violation of law or the extent of any fine, if found to be liable. Additional information and a discussion of the risks related to the German Cartel investigation is included under “Section 3. DESCRIPTION OF THE BUSINESS – RISK FACTORS”.

Putative Class Action

A putative class action lawsuit alleging violations of the United States Securities Exchange Act of 1934 was filed in the United States District Court, Southern District of New York, against the Company, as well as its Chief Executive Officer, Chief Financial Officer and Founder. Boilermaker-Blacksmith National Pension Trust was appointed the lead plaintiff on an uncontested motion, following which it filed an amended complaint. The defendants filed motion materials seeking dismissal of the lawsuit and the District Court ruled in favour of the defendants on August 23, 2013, granting their motion to dismiss, with prejudice. Plaintiff appealed the dismissal to the U.S. Court of Appeals for the Second Circuit. Following discussions between the parties, on January 16, 2014, the District Court entered a Stipulation and Order Regarding Dismissal of the Appeal, as agreed between the parties. In accordance with the Stipulation and Order, the Plaintiffs filed a motion to voluntarily dismiss the appeal, which the Court of Appeal granted on January 30, 2014, ending the action.

KS Centoco

In November 1997, Magna and two of its subsidiaries were sued in the Ontario Superior Court of Justice by KS Centoco Ltd., an Ontario-based steering wheel manufacturer in which we have a 23% equity interest, and by Centoco Holdings Limited, the owner of the remaining 77% equity interest in KS Centoco Ltd. In March 1999, the plaintiffs were granted leave to make substantial amendments to the original statement of claim in order to add several new defendants and claim additional remedies and, in February 2006, the plaintiffs further amended their statement of claim to add an additional remedy. The amended statement of claim alleges, among other things:

•	breach of fiduciary duty by us and two of our subsidiaries;

•

breach by us of our binding letter of intent with KS Centoco, including our covenant not to have any interest, directly or indirectly, in any entity that carries on the airbag business in North America, other than through MST Automotive Inc., a company to be 77% owned by Magna and 23% owned by Centoco Holdings;

•

the plaintiff’s exclusive entitlement to certain airbag technologies in North America pursuant to an exclusive license agreement, together with an accounting of all revenues and profits resulting from the alleged use by us, TRW Inc. and other unrelated third party automotive supplier defendants of such technology in North America;

•

a conspiracy by us, TRW and others to deprive KS Centoco of the benefits of such airbag technology in North America and to cause Centoco Holdings to sell to TRW its interest in KS Centoco in conjunction with the sale by us to TRW of our interest in MST Automotive GmbH and TEMIC Bayern-Chemie Airbag GmbH; and

•	oppression by the defendants.

The plaintiffs are seeking, among other things, damages of approximately Cdn.$3.5 billion. Document production, completion of undertakings and examinations for discovery are substantially complete, although limited additional examinations for discovery may occur. A trial is not expected to commence until late 2014, at the earliest. We believe we have valid defenses to the plaintiff’s claims and therefore intend to continue to vigorously defend this case.

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Notwithstanding the amount of time which has transpired since the claim was filed, these legal proceedings remain at an early stage and, accordingly, it is not possible to predict their outcome.

Other

In the ordinary course of business activities, we may become contingently liable for litigation and claims with customers, suppliers, former employees and other parties. In addition, we may be, or could become, liable to incur environmental remediation costs to bring environmental contamination levels back within acceptable legal limits. On an ongoing basis, we assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable costs and losses.

A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach, such as a change in settlement strategy in dealing with these matters.

Warranty, Product Liability and Recall Costs

In certain circumstances, we are at risk for warranty costs, including product liability and recall costs. Due to the nature of the costs, we make our best estimate of the expected future costs, however, the ultimate amount of such costs could be materially different. We continue to experience increased customer pressure to assume greater warranty responsibility. Currently, under most customer agreements, we only account for existing or probable claims. Under certain complete vehicle engineering and assembly contracts, we record an estimate of future warranty-related costs based on the terms of the specific customer agreements and the specific customer’s warranty experience.

10. INTERESTS OF MANAGEMENT / OTHERS IN MATERIAL TRANSACTIONS

Reference is made to “Interests of Management and Other Insiders in Certain Transactions” in our Circular for our Meeting, which is incorporated by reference into this Annual Information Form.

11. TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our Common Shares is Computershare Trust Company of Canada, at its principal offices in Toronto, Ontario. The co-transfer agent and co-registrar for our Common Shares in the United States is Computershare Trust Company, N.A., at its offices in Canton, Massachusetts.

12. EXPERTS

Our independent auditor for the 2013 fiscal year is Ernst & Young LLP, which (together with its predecessor firms) has been our independent auditor since February 27, 1969. Our Audit Committee and the Board have approved the engagement of Deloitte LLP as our independent auditor for the 2014 fiscal year, subject to ratification by shareholders at the Meeting. Additional information regarding the rotation of our independent auditors is contained under “Meeting Information – Business of the Meeting; Rotation of Independent Auditor” as well as in “Appendix A – Change of Auditor Notification Package” in our Circular, which is incorporated by reference into this Annual Information Form.

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13. AUDIT COMMITTEE

Our Audit Committee consists of Messrs. Lawrence D. Worrall (Chair), Scott B. Bonham, Peter G. Bowie and Dr. Kurt J. Lauk. A copy of our Audit Committee Charter is available on our website (www.magna.com) under “Corporate Governance” and has been filed on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov/edgar) and is incorporated by reference into this Annual Information Form. Additional information about our Audit Committee is contained under “Corporate Governance – Report of the Audit Committee” in our Circular for our Meeting, which is incorporated by reference into this Annual Information Form.

14. ADDITIONAL INFORMATION

Our Circular contains the following additional information:

•	our directors’ and named executive officers’ remuneration and indebtedness;

•	our voting securities and their principal holders; and

•	securities authorized for issuance under our equity-based compensation plans.

Additional financial information about us is provided in our consolidated financial statements as at and for the three-year period ended December 31, 2013. These documents and additional information about us may be found on SEDAR, at www.sedar.com, on EDGAR at www.sec.gov/edgar and on our website, at www.magna.com.

Any person may obtain copies of the following documents upon request from our Corporate Secretary, c/o Magna International Inc., 337 Magna Drive, Aurora, Ontario, L4G 7K1:

•

at any time when our securities are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of our securities,

•	one copy of this Annual Information Form;

•	one copy of our Annual Report to Shareholders for the year ended December 31, 2013, which contains the following items:

•	the “Management’s Discussion and Analysis of Results of Operations and Financial Position”, which is the only item incorporated by reference into this Annual Information Form; and

•	our consolidated financial statements as at and for the three-year period ended December 31, 2013;

•	one copy of any of our interim financial statements subsequent to the financial statements for our most recently completed fiscal year;

•	one copy of our Circular; and

•	one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not provided under any of the foregoing; or

•

at any other time, one copy of any of the documents referred to immediately above, provided that we may require payment of a reasonable charge for such copy if the request is made by a person who is not one of our security holders.

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